UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 21, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty Sixth Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual Report and Financial Statements 2024

NEW YORK STOCK EXCHANGE
tgs
Leading Midstream in Vaca Muerta
30 YEARS
TGS LISTED NYSE

tgs

30 YEARS TGS LISTED NYSE

tgs
Leading Midstream in Vaca Muerta
30 YEARS
TGS LISTED NYSE

Transportadora de Gas del Sur S.A.

Annual Report and Financial Statements

as of the year ended December 31, 2024

TABLE OF CONTENTS

01 |CONSOLIDATED ANNUAL REPORT AND SUMMARY OF EVENTS

02 |CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

Consolidated statements of comprehensive income

Consolidated statements of financial condition

Consolidated statements of changes to shareholders equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

03 |AUDITOR’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

04 |AUDIT COMMITTEE’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

05 |SEPARATE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

Separate statements of comprehensive income

Separate statements of financial condition

Separate statements of changes to shareholders’ equity

Separate statements of cash flows

Notes to the separate financial statements

06 |AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

07 |AUDIT COMMITTEE’S REPORT (SEPARATE FINANCIAL STATEMENTS)

Glossary of terms and definitions

Propane for Networks Agreement	Agreement for the Supply of Gas Propane to Undiluted Propane Networks
ADRs/ADSs	American Depositary Receipts
Ars. o Ps.	Argentine Pesos
ESG	Environment, Social and Government
BYMA	Bolsas y Mercados Argentinos (Argentine Stock Exchanges and Markets)
BCRA	Central Bank of the Argentine Republic
IDB	Banco Interamericano de Desarrollo (Inter-American Development Bank)
BNA	Bank of the Argentine Nation
BTU	British Thermal Unit
CAMMESA	Wholesale Electric Market Management Company
CAU	Access and Usage Fee
CEADS	Argentine Business Council for Sustainable Development
CGC	Compañía General de Combustibles S.A.(fuel company)
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores – (Argentine Securities Exchange Commission)
COVID	Coronavirus SARS-CoV-2 / COVID-19
CSJN	Supreme Court of Justice of the Argentine Nation
Board of Directors	Board of Directors of tgs
DNU	Emergency Decree (relief measures of necessity and urgency)
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
ESG	Environmental, Social and Governance
ENARGAS	Argentine National Gas Regulatory Body
FACPCE	Argentine Federation of Professional Councils in Economic Sciences /Argentine Federation
FOB	Free on Board
IMF	International Monetary Fund
LPG	Liquefied Petroleum Gas
CNG	Compressed Natural Gas
LNG GPM	Liquefied Natural Gas Perito Moreno Pipeline
GRI	Global Reporting Initiative
INDEC	National Institute of Statistics and Census of Argentina
PCI	Price Consumer Index
IPIM	Internal Wholesale Prices Index
IROs	Impacts, Risks and Opportunities
VAT	Value Added Tax
Liquids	Natural Gas Liquids
M3	Cubic meters
MEGA	Compañía MEGA S.A.
MULC	Single Free Exchange Market
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
SDG	Sustainable Development Goals
OldelVal	Oleoductos del Valle S.A.
Bonds	Corporate Bonds
Midstream	Midstream and Other Services
Pampa Energía	Pampa Energía S.A.

Glossary of terms and definitions (cont)
GDP	Gross Domestic Product
PBB	PBB Polisur S.A.
Executive Branch	National Executive Branch
PPE	Property, plant and equipment
RECPAM	Result from exposure to change in purchasing power of currency
Res. RQT	Resolution/s. Five-Year Tariff Review
RTI- Tariff Review Process	Integral Tariff Review Process
RTT	Transition Tariff Regime
PTR	Plant Thermal Reduction
SCC	Stress Corrosion Cracking
ES	Energy Secretariat
SEC	Security and Exchange Commission
SOX	Sarbanes-Oxley Act
Telcosur	Telcosur S.A.
tgs / the Company	Transportadora de Gas del Sur S.A.
UNIREN	Public Utility Contract Renegotiation and Analysis Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos)
US$	United States Dollars
UT	Joint venture
WEO	World Economic Outlook
YPF	YPF S.A.

Rounding

Certain figures included in this Annual Report have been rounded to facilitate their presentation. Percentage figures have not always been calculated based on such rounded figures but on amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures of these consolidated Financial Statements. Certain numerical figures shown as totals in some tables may not be the arithmetic aggregation of the figures that precede them, due to rounding.

Annual Report 2024

NYSE OPENING BELL®
30 YEARS
TGS LISTED NYSE
NEW YORK STOCK EXCHANGE

2024 ANNUAL REPORT

(Figures stated in millions of constant pesos as of December 31, 2024,

unless otherwise stated)

01 |LETTER TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND SUPPLIERS

02 |MACROECONOMIC SCENARIO

03 |NATURAL GAS INDUSTRY IN ARGENTINA

04 |OUR BUSINESSES IN 2024

05 |CONDUCTION OF OPERATIONS AND SAFETY

06 |ENVIRONMENT, SOCIAL AND GOVERNANCE MATTERS

06-a |ENVIRONMENT

06-b |SOCIAL (Human capital – Safety and Health – Sustainability Management)

06-c |GOVERNANCE (Corporate Governance)

07 |FINANCIAL ASSETS

08 |ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

09 |FURTHER CONSIDERATIONS

10 |BOARD OF DIRECTORS’ PROPOSAL REGARDING THE APPLICATION OF RESULTS

Main Financial Indicators

| | For the years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2024 | 2023 | 2022 | 2021 | 2020 |
| | (in thousands of Argentine pesos) | | | | |
| **Summary of consolidated statement of income:** | | | | | |
| **Revenues** | **1,219,766,287** | **986,052,768** | **1,115,696,199** | **1,175,338,176** | **1,114,005,301** |
| Natural Gas Transportation | 441,126,075 | 215,700,088 | 275,616,557 | 323,672,301 | 468,592,166 |
| Production and Commercialization of Liquids | 556,662,454 | 577,973,122 | 706,714,914 | 736,179,035 | 550,242,968 |
| Midstream | 221,977,758 | 192,379,558 | 133,364,728 | 115,486,840 | 95,170,167 |
| **Operating Profit** | **560,299,440** | **253,557,594** | **355,671,703** | **450,223,824** | **411,554,658** |
| Net Financial Results | 21,559,734 | (158,489,950) | (21,428,176) | (5,763,428) | (258,638,344) |
| Net income before income tax | 582,102,974 | 95,001,446 | 334,854,783 | 444,740,783 | 153,341,213 |
| **Total comprehensive income for the year** | **370,163,495** | **51,213,719** | **219,157,545** | **276,490,332** | **65,522,629** |
| **Consolidated Financial Statement:** | | | | | |
| Total current assets | 1,008,053,509 | 925,940,343 | 523,881,389 | 468,840,367 | 315,018,015 |
| Property, plant and equipment | 2,384,877,108 | 2,162,194,240 | 1,996,962,085 | 1,983,772,726 | 1,971,410,137 |
| Total non current assets | 2,386,544,751 | 2,396,677,225 | 2,270,650,252 | 2,281,122,306 | 2,248,989,815 |
| **Total Assets** | **3,394,598,260** | **3,322,617,568** | **2,794,531,641** | **2,749,962,673** | **2,564,007,830** |
| Total Current Liabilities | 368,955,744 | 260,324,261 | 143,721,897 | 267,627,282 | 161,696,538 |
| Total Non current liabilities | 792,130,337 | 1,198,944,623 | 838,674,774 | 889,357,970 | 1,085,824,131 |
| **Total Liabilities** | **1,161,086,081** | **1,459,268,884** | **982,396,671** | **1,156,985,252** | **1,247,520,669** |
| **Non-controlling interests** | **1,784** | **1,995** | **745** | **665** | **621** |
| **Total Equity** | **2,233,512,179** | **1,863,348,684** | **1,812,134,970** | **1,592,977,421** | **1,316,487,161** |
| **Consolidated Cash Flow Summary:** | | | | | |
| Cash flows provided by operating activities | 484,166,603 | 412,817,628 | 240,154,283 | 400,258,060 | 568,530,983 |
| Cash flows (used in) / provided by investing activities | (384,897,866) | (449,525,983) | (272,715,269) | (400,034,384) | (599,914,138) |
| Cash flows provided by / (used in) financing activities | (31,348,458) | 53,684,712 | 24,590,105 | (12,675,816) | (101,180,956) |
| **NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS** | **67,920,279** | **16,976,357** | **(7,970,881)** | **(12,452,140)** | **(132,564,111)** |
| **Cash and cash equivalents at the end of the year** | **59,973,684** | **14,370,655** | **20,269,016** | **58,502,528** | **92,782,989** |

1. Letter to our Shareholders, Customers, Employees and Suppliers

It is with great enthusiasm that I share with you the accomplishments and progress we have reached throughout this year. It has been a period of major landmarks and sustained growth, achieved thanks to the effort and dedication of all the people who are part of our company.

As we made our way through the 2024, we strengthened our commitment to innovation and energy development in Argentina. This drove us closer to the great dream we pursue: To be leaders in the rendering of integrated services, acknowledged for our values, the quality of our products and services, our innovating spirit and the major role we play in the energy market of Argentina and the region. We keep evolving towards a culture that is open, dynamic, collaborative and digital.

Our results reflect our long-term business approach marked by both a cautious allocation of capital and investment in the development of Vaca Muerta and the safe and efficient operation of our businesses as well. We are present at the heart of Vaca Muerta, providing innovating and quality solutions for our clients, playing a major role in the consolidation of energy development in Argentina, to position our country as one of the main energy suppliers of the region.

Year after year, tgs shows enormous strength and resilience to address the never-ending macroeconomic challenges, including inflationary pressure, the regulatory framework and the high volatility of financial markets.

In the year 2024, we recorded revenues of Ps. 1,219,766 million, an operating income of 560,299 million and a net income of Ps. 370,163 million (Ps. 491.74 per share). These figures are compared to the results recorded in 2023, with net revenues of Ps. 986,053 million, an operating income of Ps. 253,558 million and a net income of Ps. 51,214 million (Ps. 68.03 per share).

As further milestones of this year, it is important to highlight that Editorial Perfil awarded us with the Gold Fortune Prize to the best Argentine company and that we celebrated our 30 consecutive years listed in the New York Stock Market, one of the most important worldwide.

In the natural gas transportation segment, in 2024 we managed to obtain from the national government a 675% tariff increase as from the month of April, and subsequent monthly increases that have positioned tariffs at reasonable levels. This change in the tariff chart was reflected in the segment’s operating income of Ps. 220,453 million, versus the operating loss of Ps. 26,640 million recorded in 2023. Currently, we keep working with the corresponding entities to finalize the Five-Year Tariff Review (“RQT”, according to its acronym in Spanish) which will be concluded with the definition of a certainty framework for this business segment that ensures a profitable business and allows us to keep rendering a quality, safe and efficient service along with further works and investments.

Furthermore, in 2024 we received a satisfactory report issued by ENARGAS, owing to which tgs expects to be awarded the extension of the License through which it conducts its operations until December 2047. This accomplishment further validates our operative and financial performance throughout our 33 years.

We re-assert our commitment and keep investing in maintaining a safe and reliable natural gas transportation system, consolidating tgs as the leading company in the natural gas transportation segment. Conducting the transportation of 60% of the natural gas consumed in Argentina, our main pipeline system satisfactorily met natural gas transportation demands. Thanks to our safe and reliable operations, our transportation system equipment reached operative efficiency and reliability ratios of 99.99%.

To further demonstrate our commitment, it is worth noting the private initiative proposal we submitted to the Ministry of Economy for the investment of roughly US$ 500 million related to the expansion of the transportation capacity of the Perito Francisco Pascasio Moreno Pipeline (hereinafter: “GPM”; formerly: Néstor Kirchner Pipeline or GPNK). Additionally, regardless of which company is awarded the private initiative, we pledged to invest US$ 200 million in the final sections of the pipeline we operate in the Natural Gas Transportation segment.

We kept strengthening our performance in the Liquids Production and Commercialization segment, consolidating ourselves as the second natural gas processor in Argentina. We have made the most of the quality of the natural gas arriving to the plant, which allowed us to keep our production levels above the million tons. It was indeed a great accomplishment for our team, who at the same time coordinated successfully the Cerri Complex major maintenance scheduled for this year, ensuring the continuity of our services while also complying with the technological revamping of our facilities.

In spite of the major maintenance mentioned in the preceding paragraph, production levels reached 1,051,654 tons (82,643 lower than in 2023), consolidating our leadership in this business, with operative efficiency and reliability ratios of 98.4% and 98.1%, respectively.

This business segment recorded an operating profit of 223,155 million, hence Ps. 36,393 million above 2023 figures. This positive variation was mainly attributable to the lower cost of the natural gas purchased as PTR, which was partially offset by a drop in revenues derived from a lesser impact of the exchange rate and lower commercialized volumes. Regarding the average prices of propane, butane and natural gasoline they were up by 8%, 10% and 3%, respectively.

Our most challenging outlook is undoubtedly presented in the Midstream segment, where with steady steps and teamwork we managed to start up the first conditioning module of the Tratayén plant expansion that we had started in 2023. This work involves an approximate investment of US$ 350 million and with the Propak Systems Ltd (“Propak”) second conditioning module that went into operation by the end of February, 2025, will raise our aggregate conditioning capacity to 28 MMm3/day, enabling us to provide conditioning services in the Vaca Muerta System, ensuring producers’ gas volumes evacuation. This project also posits further opportunities as it allows the extraction of liquids with a low additional investment.

The opportunities that arise from the development of Vaca Muerta have presented great challenges to us and fuel our dream of being the leading company in the rendering of integrated services, acknowledged by our values, products and services quality, innovative spirit and leadership in the energy market in Argentina and the region. We thus reassert our commitment to the planet and the community where we conduct our businesses.

None of our accomplishments would have been possible without the dedication and talent of the 1,147 members of our team. Our people, in the face of complex and challenging times, have risen to adapt and overcome each of the hurdles.

We keep evolving towards an open, dynamic and cooperative culture, working in line with the highest health and safety standards, giving priority to the wellbeing of all the people with whom we relate. We promote diversity and equity and create long-lasting bonds that encourage the professional growth of our workers.

We understand that the new challenges require innovation, flexibility and a cooperative environment. We thus started our path towards the digital transformation that does not only imply a technological updating but also a further step forward into the cultural transformation required by the opportunities that come our way.

We keep improving our performance in Environment, Social and Governance (ESG) matters. In 2024, we conducted a double materiality process. After gathering our stakeholders’ groups feedback through a public survey, we developed our matrix of impacts, risks and opportunities, on which our ESG strategy was outlined. This strategy is based on the following cornerstones: (i) preserving the environment, minimizing impact, (ii) managing risks, boosting opportunities, (iii) developing our people and communities and (iv) promoting institutional soundness. This will be our compass in the upcoming years.

Our future outlook

We are present at the root of Vaca Muerta with an infrastructure that is unique in the region. We are convinced that to ensure Argentina’s leading role in the future of energy, we must provide solutions to gas and oil producers, adding value and taking their products to consumers.

The future of natural gas as an essential fuel in the country’s energy matrix and as an energy transition fuel gets stronger and stronger every year, which will turn Argentina into a sustainable country of great growth. tgs has consolidated as an integrated services provider in the hydrocarbon industry.

On that ground, we are assessing a project that allows us to adapt our Tratayén plant into a facility similar to the Cerri Plant, with a processing capacity of around 40MMm3/d. This project is to be complemented with the construction of a polyduct from Tratayén to Bahía Blanca for the transportation of liquids to the fractionating and dispatch facilities to be built for the aggregate production volume exports.

This further underscores our commitment to the energy development and growth of our country, via key infrastructure that boosts the growth of Vaca Muerta, confident that given an appropriate economic and regulatory framework, we can turn Argentina into one of the main energy suppliers of the region and position tgs as a leading and innovating midstream services company. Our yearly achievements, along with the future projects that lie ahead of us, are proof of the operative and financial soundness our company has achieved over its track record.

Never forgetting the role we play as renderers of the public natural gas transportation service; we are fully aware of the utmost importance of continuing with the required investments under an adequate regulatory framework.

In 2025, we will keep strengthening our commitment to the sustainable management of our business, seeking to introduce ESG material issues into our strategy and decision- making, focusing on the identified sustainability risks and opportunities.

As we look ahead to a challenging 2025, we firmly believe we will fulfill all the goals we have set out, working with passion and focusing on our clients and the community. Our deepest commitment will be to contribute to the energy development of Argentina.

We thank our shareholders for their trust in our performance, our clients and suppliers for being part of the management of our businesses and our workforce for their tireless commitment and dedication. To them we owe our positioning at the highest performance standards throughout our history of 33 years, which —empowered by our cultural change process— will allow tgs to be at the forefront of our industry.

      Luis Fallo

Vice-chairman acting as Chairman

2. Macroeconomic Scenario

2.1 Argentine Context

We are conducting our operations amidst a complex economic context, the main variables of which have recently suffered high volatility, as a consequence of political and economic developments within the national scope.

On December 10, 2023, a new administration led by Javier Milei in the Executive Branch (“PEN”, according to its initials in Spanish) took office, signaling a sharp turn from the road pursued by the country in the previous years in terms of economy, politics, and international policies. Given the unfavorable macroeconomic conditions as well as the uncertain governability of the new administration, upon taking office the new government adopted a set of measures under the framework of an emergency scheme. The emergency measures targeted the elimination of the fiscal deficit (via a strong fiscal adjustment), zero monetary issuance by the Central Bank of the Argentine Republic (“BCRA”, according to its acronym in Spanish) to achieve an ensuing drop in inflation and the readjustment of relative prices, particularly of the public utilities’ fees.

Along with these measures, the government issued a set of reforms, among which we can point out at the Argentine state deregulation decree, the fiscal law, and probably the most relevant of all: the submittal of the Law of Bases to the Congress. After six months of debate in Congress, on June 28 2024 the Chamber of Deputies gave green light to the definite text of the Law of Bases, which had formerly obtained half approval from the Senate. Among other issues, the mentioned bill includes:

•The declaration of a public emergency in administrative, economic, financial and energy matters for the term of one year.

•Amendments in the calculation of income taxes for individuals, the self-employment tax regime, personal assets and money laundering.

•The approval of the privatization, whether total or partial, of certain companies and partnerships fully or partially owned by the National Government.

•The creation of an Incentive Regime for Large Investments (“RIGI”, for its acronym in Spanish) for projects that meet certain conditions. RIGI grants some fiscal, custom and exchange benefits with the aim of encouraging private investment.

•Amendments to the labor and retirement regime

•Amendments to Natural Gas Law N° 24,076 to, among other issues, allow the extension of the license for an additional term of 20 years (versus the ten years of extension originally stipulated).

•Amendments to the Hydrocarbons Law N° 17,319 to provide legal security to the energy development of Argentina and ensure free commerce and competition.

The Law of Bases has been disputed by several sectors of the economy and the political spectrum and has even been challenged at court. In spite of that, the current administration considers it of the utmost importance for the country’s restructuring and economic and institutional recovery.

Although some of the reforms proposed by the Law of Bases have already been regulated and implemented, others are going through their regulation and legislative discussion processes. Therefore,

as of the date of the issuance of the present Annual Report it is not possible to foresee the impact that the Law of Bases and the fiscal package might have on the results, financial condition and cash flows of the Company.

Among the main 2024 macroeconomic variables, it is worth pointing out at:

•The CPI recorded in 2024 was of 117.8%, whereas it had been of 211.4% in 2023. As soon as the new administration’s took office on December 10, 2023 it raised the official exchange rate from $366 to $800 and December 2023 monthly inflation recorded a 25.5% variation, the highest in the last 3 decades. In 2024, after recording increases of 20.6%, 13.2% and 11% for the first 3 months of the year, inflation rates started to slow down to hit 2.7% in October, the lowest rate in 3 years.

The Internal Index Wholesale Prices (IPIM, according to its acronym in Spanish) for the year 2024 was at 67.1%, compared to the accumulation of 276.4% recorded in the year 2023.

•After the abrupt devaluation of the Argentine peso on December 12, 2023 mentioned above, the Argentine government defined a path of a stable 2% monthly devaluation with regard to the United States currency. According to BNA issuances, the exchange rate closed the year 2024 at $ 1,032.00 per each United States dollar, whereas as of December 31, 2023 the exchange rate had been at $ 808.45 (representing an increase of around 27.7%, below inflation measured by the CPI). Regarding the exchange rate gap, upon the new administration’s coming to office, it was above 150% whereas at the closing of the year 2024 it had decreased to roughly 13%.

•The country risk premium paid by Argentine debt, measured by the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, had been around 1,906 points as of December 31, 2023 whereas by December 31, 2024 it had dropped to 635 points.

•Economic activity: GDP fell by 2.1% in the third quarter of 2024. On the other hand, in November 2024 the Monthly Estimate of Economic Activity (“EMAE”, according to its initials in Spanish) recorded a 0.9% year-on-year drop. Throughout the 2024, this indicator’s behavior was uneven and heterogeneous, depending on each economic sector. Whereas energy (favored by the development of Vaca Muerta) and mining showed the most significant increases, construction, industry and commerce fell on a year-on-year comparison.

•The Salary Index as of December 2024 recorded a year-on-year increase of 145.5%. It is worth underlining the unevenness of the salary evolution of private workers compared to state employees and unregistered workers. Something similar happened to the unemployment rate, which rose to 6.9% in the third quarter of 2024.

•BCRA reserves remained under pressure despite the growing restrictions in the access to the exchange market. As of December 31, 2024, net reserves reached US$ 29,612 million, from US$ 23,073 million recorded in December 2023.

•The trade balance of 2024 recorded a US$ 18,899 surplus, whereas it had showed a deficit of US$ 6,925 million in 2023. This was mainly driven by an increase in exports in the agricultural and energy sectors and a drop in imports.

•Since their first month of administration, the government of Javier Milei has managed to reverse the fiscal deficit, reaching a primary and financial surplus for the first time in 14 years. The financial surplus of $1.8 billion was equivalent to 0.3% of the GDP. On the other hand, the primary surplus rose to 1.8% of the GDP. This was attributable to a 27% decrease in primary expenses.

The outlook for next year is challenging, as the political arena will witness an electoral year with October legislative elections to renew part of the Chamber of Deputies and Senators in the National Congress. The government’s challenge will lie in its capacity to maintain the fiscal surplus and thus keep attracting investors’ trust, consolidate the improvement in economic variables and at the same time achieve a recovery in the economic activity to consolidate growth.

The Management of the Company is permanently monitoring the evolution of the variables that may have impact on our business, in order to outline business plans and identify the possible impacts on tgs financial condition. The present Annual Report must be read in light of the circumstances mentioned above.

2.2 International Scenario

The world economic context in 2024 presented a global economic slowdown due to political uncertainties and geopolitical tensions. The reelection of Donald Trump in the United States and the war in the Middle East were key factors in that sense. Protectionist policies and commercial conflicts had an impact on global commerce, deriving in volatility in financial markets. According to the World Economy Outlook Report issued by the IMF, world GDP es expected to have gone up by 3.2% in 2024, being foreseen to grow at a similar pace during 2025.

The cooling down of inflation remained one of the main concerns that governments worldwide had to address throughout the year: in 2024, worldwide inflation showed a downward trend, going down from 6.8% in 2023 to 5.9%. Main economies addressed the issue with restrictive monetary policies, raising interest rates to control inflation. United States and the European union could significantly reduce their inflation rates, getting close to their targets, whereas emerging and developing economies faced greater challenges due to inflationary pressure persistence.

Commodities prices have suffered significant fluctuations. Gold hit new highest values due to its status as safe haven in times of uncertainty. Metals that are essential for energy transition, such as copper and lithium, also rose due to an increasing demand for them.

Oil price remained volatile. Tensions in the Middle East and energy policies in the United States heavily influenced global supply and demand. Despite efforts to decarbonize the economy, the demand for oil and its byproducts remained high, driving prices up at several moments of the year.

Regarding average international prices of propane, butane, and natural gasoline, they went up by 10%, 11% and 2% in 2024, respectively, compared to the previous year.

Despite their decreasing trend, energy commodities prices are still high compared to levels prior to the pandemic. This is due to the fact that supply is still limited, as new investments in energy infrastructures have been deficient over the last years. The energy commodities price outlook for 2024 is blurry: the evolution of the war in Ukraine, worldwide economic recovery and weather conditions are the main factors that will define price behavior.

Global financial markets showed high volatility. Central banks interest rate decreases sought to boost economic growth, but also generated uncertainty among investors.

In 2024, the spotlight was on inflation, on central banks’ responses and global elections. As we head towards the 2025, although economic cycle dynamics remain crucial for the global outlook, focus will shift to United States policies in areas such as commerce, immigration, fiscal and regulatory policies. The road to disinflation will continue, though at a lower speed: limiting central banks’ actions. Also, a potential slowdown in China’s growth, the evolution of its relation with the United States, as well as the development of armed conflicts might derive in a high level of uncertainty and an increase in volatility.

3. Natural Gas Industry in Argentina

Demand for natural gas

Natural gas maintains its predominant share in the national energy matrix2, accounting for 52% out of total fuels consumed, in accordance with data provided by the National 2023 Energy Balance.

Source: Secretariat of Energy– Energy Balance.

Natural gas consumption throughout the year 2024 reached 137 MMm3/d, recording a 1.9% increase in natural gas consumption versus the previous year (+2.5 MMm3/d). This variation was mainly attributable to an increase in thermal power plants consumption –given greater availability of natural

2 The energy matrix corresponds to the domestic energy supply (production plus imports less exports + losses).

gas for power stations- and, to a lesser extent, product of a slight increase of priority demand derived from lower temperatures during winter months (May, July, and August) and higher exports volumes.

Source: Our own elaboration based on internal data

The winter of 2024 average temperatures3 were colder (13,3°C) than the ones corresponding to the same period in 2023 (14.2°C), which explains the slight increase in the priority demand (residential + SMEs) compared to the previous year. The total increase recorded in 2024 versus the previous year was of 0.7 MMm3/d, which was complemented by a 0.6% annual increase of the number of residential users (November 2024 vs November 2023), totaling 8.88 million users.

Production levels have shown an upward trend over the last years, which has continued throughout the 2024, thanks to the Gas.Ar Plan incentives scheme and the transportation capacity increase with the Tratayén – Salliqueló pipeline startup in 2023. Such higher natural gas availability in the domestic market allows exports, mainly to Chile, through the Gas Andes pipeline even in winter months, taking advantage of the fact that given the current transportation infrastructure such delivery would not restrict supply to the domestic market.

The demand from the electricity sector showed a 0.5% drop compared to the previous year, whereas total electricity generation increased in the same percentage (+0,7 TWh). The increase in domestic generation is attributable mainly to higher renewable energies (+2,8 TWh), contributing to the system a 16.1% of total generation (142,1 TWh). Likewise, higher nuclear generation was recorded (+1,5 TWh) mainly owing to the higher contribution from the Atucha II nuclear plant and a higher thermal generation (+2,4 TWh). The increase in the generation of both technologies was partially offset by a lower hydraulic contribution (-5,9 TWh).

The graph below presents the monthly consumption of the year 2024 in MMm3/d for each of the demand sectors, compared to the total demand corresponding to the year 2023 (represented by the red line).

3 Buenos Aires Ring’s average temperature for the winter period (May to September).

Source: tgs’ own elaboration based on internal data

Demand for natural gas in 2024 was above the levels recorded the previous year. A breakdown analysis shows that variations in consumption are mainly attributable to lower temperatures recorded in winter months; mainly in the month of May, and to a lesser extent in the months of July and August. In turn, the higher availability of natural gas and more moderate temperatures allowed a greater consumption by electricity power stations in the months of September, October and November. The months with lowest consumptions in relation with the previous year were January and June. The sectors with lowest consumption during 2024 as a result of lower activity levels (drop in GDP) were industry and CNG. Regarding the industry sector, in September 2024 it could recover 2023 consumption levels and increase them as from that moment. In connection with CNG, average values stably remained 0.4 MMm3/d below the previous year.

The graph below presents 2024 monthly variations as compared to 2023, in MMm3/d for each of the demand sectors.

Natural gas consumption variation per sector (2024 vs. 2023)

Source: tgs’ own elaboration based on internal data

In 2024, based on the total breakdown of natural gas consumption per kind of user in Argentina, it is observed that the sector with the highest demand for natural gas was electricity power plants, followed secondly by priority demand, whereas the industrial sector ranked third.

NATURAL GAS CONSUMPTION PER KIND OF USER (YEAR 2024)

Source: Our own preparation with in-company data.

Natural Gas Supply

The Gas.Ar Plan has been implemented since the year 2021, underlining the need to guarantee the supply of natural gas and outlining incentives to facilitate immediate investments to keep up and/or increase production in gas basins, where producers commit to achieve a production curve that guarantees current levels maintenance and/or growth.

The program articulates a mechanism that guarantees the satisfaction of gas demand from priority residential consumers and electricity power plants, allowing exports of the unused balances in non-winter seasons.

The first rounds of the tender for capacities and prices under this program were conducted during 2020 and 2021, showing producers’ interest to increase their activities. Afterwards, through Res. N° 770/2022, on November 11, 2022, the Secretariat of Energy summoned to a National Invitation to Tender for the extension of the commitments undertaken by the successful bidders in the Neuquén basin in Rounds 1 and 3 (Round 4.1), as well as the awarding of the following incremental volumes in the Neuquén basin (Round 4.2) with the extension of the term until December 31, 2028:

1) Base Gas July: up to 11 MMm3/d for the period comprised from July 1, 2023 to December 31, 2028; 3.41 USD/MMBTU (weighted average price in accordance with results issued by the Secretariat of Energy Resolution No. 860/2022).

2) Base Gas January: up to 3MMm3/d for the period comprised from January 1, 2024 and December 31, 2028; 2.99 USD/MMBTU (weighted average price in accordance with results issued by the Secretariat of Energy Resolution No. 860/2022).

3) Peak Gas 2024: up to 7 MMm3/d for the period comprised from May 1 and September 30 of the years 2024 to 2028; 5.52 USD/MMBTU (weighted average price in accordance with results issued by the Secretariat of Energy Resolution No. 860/2022).

4) Peak Gas 2025: up to 7 MMm3/d for the period comprised from May 1 and September 30 of the years 2025 to 2028. 4.68 USD/MMBTU (weighted average price in accordance with results issued by the Secretariat of Energy Resolution No. 860/2022).

In 2024, aggregate natural gas production went up above levels recorded the previous year, going up by 5,1% (138,6 MMm3/d vs 131,9 MMm3/d).

Natural gas production per basin (MMm3/d)

Source: SESCO, SE.

In a breakdown of natural gas operators, in 2024 YPF continued being the main producer of Argentina, with its share of 24% of the total (-2% vs 2023), followed by Total Austral S.A. with 22%.

Main Argentine natural gas operators’ share over total production (2024)

Source: SESCO, SE

The Ninth Addendum to the Gas import Agreement (started in 2006) between Energía Argentina (ENARSA) and YPFB (Bolivian Fiscal Oil Fields) was entered on June 16, 2024 and it extends the delivery of natural gas volumes for the months of August and September. By means of said Addendum, it was agreed, along with the finalization of the deliveries, the import of further 4 MMm3/d —given the importance for Argentina to supply its northwest provinces until the Northern Pipeline reversal works are finalized—. In November, the import of small gas volumes from Bolivia was carried out in an interruptible modality.

Supply from Bolivia recorded an average 3.2 MMm3/d volume, 3.0 MMm3/d lower than the supply recorded in 2023. On the other hand, LNG imports by sea, re-gasified and injected into the natural gas transportation system at the Escobar port located in the Province of Buenos Aires, recorded an average contribution of 4.3 MMm3/d in 2024, thus 2.5 MMm3/d below LNG contribution recorded in 2023 at both terminals (Escobar and Bahía Blanca). Additionally, Enarsa agreed with the Chilean state company Enap the import of natural gas volumes from the Mejillones LNG regasification terminal in Chile, which enters Argentina through the NorAndino Pipeline, with the aim of supplying our country northern area.

Natural Gas Imports (MMm3/d)

Source: tgs’ own elaboration based on in-company data

Total natural gas injection in August 2024, highest injection level of the year, reached 143 MMm3/d, therefore 10 MMm3/d above the highest level recorded in 2023.

Supply (MMm3/d)

Source: tgs’ own elaboration based on internal data

The Neuquén Basin has the highest natural gas injection volume, whereas the remaining basins continued their natural decline (even Bolivia is undergoing a decline process), which makes it imperative to build the third main pipeline to transport the incremental gas proceeding from the Neuquén basin reserves developments.

Local injection (MMm3/d)

Source: tgs’ own elaboration based on internal data

On February 7, 2022 the Secretariat of Energy issued Res. N° 67/2022, by means of which it creates the Pipeline System Program known as “Transport.Ar National Production” and declared as matters of national public interest: the construction of the President Néstor Kirchner pipeline, the works required to expand the capacity of the National Natural Gas Transportation System -such as the pipeline linking the cities of Mercedes and Cardales in the Province of Buenos Aires-, and the expansion of the Neuba II Pipeline.

Likewise, by way of Decree N° 76/2022 dated February 11, 2022, the government granted IEASA the license to operate this pipeline for a 35-year term. It also created the Argentine Gas Development Fund (“FONDESGAS”, for its acronym in Spanish)-, appointing IEASA as both trustor and beneficiary and BICE as trustee (Argentinean Development Bank of Investment and Foreign Trade: “BICE” for its acronym in Spanish)

The construction of the Perito Moreno Pipeline (former President Néstor Kirchner Pipeline) —and its complementary works— is of vital importance for the energetic development of Argentina and will generate both fiscal benefits and a saving in foreign currency for Argentina as well.

In its first stage, it will link the city of Tratayén in the Province of Neuquén with the city of Salliqueló in the Province of Buenos Aires, where it will be connected to the pipeline system operated by tgs, contributing with a 21 MM3/d transportation capacity, with the construction of a section of the pipeline and two compressor plants, the first in Tratayén and the second in Salliqueló.

On June 19, 2024, tgs submitted a Private Initiative Proposal to the Ministry of Economy for the execution of the Project known as Natural Gas Transportation Capacity Increase, for the Tratayén – Salliqueló route. Said Project was declared of National Public Interest by the Argentine National Government via Decree N° 1,060/2024 issued in the Official Gazette in its edition dated December 2, 2024.

The Project seeks to increase the natural gas transportation capacity in the Tratayén – Salliqueló route by 14 MMm3/d to reach 35 MMm3/d of natural gas transportation capacity in the Section I of GPFPM (the current 21 MMm³/d transportation capacity plus the 14 MMm³/d incremental transportation capacity), maximizing flow from production basins to consumption centers.

This Project is expected to have a positive impact on the domestic market, improve energy safety and reduce dependance on liquid fuels and Liquefied Natural Gas (LNG), which are more expensive and less environment-friendly. Besides, the greater capacity will enable us to meet the growing demand in a more efficient manner, benefiting all kind of consumers. The Project can also foster competition in the supply of natural gas, reducing market concentration, which would be translated into lower prices for consumers. This positive impact would also be reflected in fiscal savings for around US$ 500 million as a result of lower imports of LNG and liquid fuels, lower pressure on energy subsidies and a substantial improvement in our country trade balance of about US$ 700 million.

4. OUR BUSINESSES

We are present throughout the entire natural gas production process in Argentina, from the well-head to the transportation and distribution systems.  We are an energy company that is part of the whole natural gas supply chain, providing services and solutions.

Since 2018, we have betted on the development of the Argentine market. Our insight, added to our expertise of over thirty years, is what guarantees the excellence of our services.

In 2024, revenues related to this business segment amounted to Ps. 441,126 million, a positive variation of Ps. 255,426 million, compared to the Ps. 215,700 million recorded in 2023.

Source: Our own elaboration based on in-company data.

Tariff Overview

It should be noted that the operation of pipelines requires a high level of investments related to the service’s quality, safety and reliability. There lies the importance of agreeing on a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

For that reason, we continue with our proceedings before the ENARGAS authorities that took office on December 28, 2023 to obtain a transitory tariff adjustment and the finalization of the Five-Year Tariff Review Process.

On December 14, 2023, through Resolution N° 704/2023 ENARGAS summoned a Public Hearing to be held on January 8, 2024 with the objective of addressing a transitory tariff adjustment. As a result of said hearing, on February 15, 2024 ENARGAS Resolution N° 52/2024 was issued, by means of which the validity of the Public Hearing was ratified and ENARGAS stated that the transitory tariff charts that arose from the Hearing would be issued within 30 working days as from the date of said Resolution.

Alongside these events, on December 16, 2023, Decree N° 55/2023 was issued, by means of which the Argentine national energy sector’s state of emergency was declared until December 31, 2024, which was extended until July 9, 2025, by Decree No. 1023/2024 of November 19, 2024. Among other issues, this Decree: (i) stipulated the commencement of the five-year tariff review process, (ii) dictated the intervention of ENARGAS as from January 1°, 2024 and (iii) instructed the Secretariat of Energy to issue the regulations and procedures required to sanction market prices for the natural gas transportation service. Decree Nº 1023/2024 dictated the coming into force of the tariff charts resulting from the tariff review based on the stipulations of Decree N° 55/23, which should not be later than July 9, 2025.

On March 26, 2024, tgs entered the 2024 Transitory Agreement with ENARGAS, which outlined a transitory adjustment of 675% in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after the issuance of ENARGAS Resolution N° 112/2024 ("Resolution 112") in the Official Gazette. In line with Resolution 112, as from May 2024 and until the Tariff Review Process has been completed, tariffs would be monthly adjusted by a composite index (the “Transitory Composite Index”) made up as follows:

i.By the Salary Index in a 47%– Registered Private Sector issued by the INDEC.

ii.By the IPIM in a 27.2%; and

iii.By the INDEC Construction Cost Index of Greater Buenos Aires-Materials section in the remaining 25.8%–

For the purposes of such adjustment, ENARGAS indicated that it would issue the corresponding monthly resolution, adjusting the tariff charts to be applied. In addition, this new transitory agreement eliminates the restriction on the payment of dividends previously contained.

During the months from May to July 2024, ENARGAS informed the Company that it would delay the implementation of the monthly tariff adjustment. It also notified us that it would replace the monthly adjustment methodology mentioned above for the remainder of the 2024. Based on said ENARGAS notice, the monthly tariff increase would be based on expected inflation, to be estimated by the Ministry of Economy for said period.

Also, on July 1, ENARGAS again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff charts in effect as from April 3, 2024.

Therefore, throughout the 2024 and the period elapsed in 2025, the Company received tariff increases of 675%, 4%, 1%, 2,7%, 3,5%, 3%, 2,5% and 1,5% effective as from April 3, August 1, September 2, October 1, November 4, December 4 of 2024, January 1 and February 1 of 2025, respectively.

It should be noted that the operation of gas pipelines by tgs requires a high level of investments related to the quality, safety and reliability of the service. This is why it is important to determine the tariff for the public natural gas transportation service on the basis of a prudent and efficient economic operation, which allows obtaining sufficient income to provide a sustainable, safe and reliable service.

Within the framework of the Five-Year Tariff Review process, on January 14, 2025, ENARGAS, through Resolution N° 16/2025, summoned a public hearing that was celebrated on February 6, 2025. The aim of said hearing was to submit for consideration, among other issues, the Natural Gas Transportation and Distribution Five-Year Tariff Review, as well as the periodic adjustment of the natural gas transportation and distribution tariffs.

At said hearing, tgs presented, among other issues, its 2025-2029 Five-Year Expenses and Investments Plan, its Capital Base and its “WACC” Proposal _Weighted Average Cost of Capital_ (9.98% after tax). Taking into account the tariff calculation methodology and the mentioned parameters, we requested a tariff increase of 22.7% with regard to the tariffs effective as of January, 2025. We also presented alternative tariff adjustment methodologies:

•IPIM, or

•A polynomial formula based on information issued by the INDEC:

o30% IPIM,

o40% of total registered salary index, and

o30% of construction cost index, materials sector.

As of the date of the issuance of the present Annual Report, ENARGAS has not issued the resolution that concludes the Five-Year Tariff Review, granting the requested tariff increase and outlining the framework under which the natural gas transportation activity will be carried out during the 2025-2029 five-year term. However, at the Public Hearing, ENARGAS proposed the application of an actual WACC rate of 7.18%, after taxes, and a periodic adjustment proposal made up by 50% CPI and 50% IPIM.

On the subject of the License, the original term of the natural gas transportation system operation license would expire in December 2027 but could be extended by the Executive Branch for an additional term of 10 years, as long as certain technical conditions outlined therein are met. On September 8,

2023, tgs presented a request to ENARGAS to start the procedure outlined under Section 6 of the Natural Gas Law N° 24,076 for the renewal of the mentioned license.

Additionally, in accordance with the provisions of the Law of Bases, the mentioned extension of 10 years has been increased to 20 years.

On June 13, 2024, ENARGAS issued a technical and legal report indicating the Company has fully met its obligations regarding the License. Said report entitled an ENARGAS controller —after the non-binding Public Hearing held on October 21, 2024— to issue the recommendation report to be presented to the Executive Branch so that the latter may finally grant the license extension. Upon the presentation of ENARGAS recommendation, the Executive Branch has the deadline of 120 working days to issue the decree extending the license.

Private Initiative

In June 2024 we submitted to the national government a private initiative execution proposal (hereinafter “Private Initiative”) related to the GPM, along with a commitment to invest in the regulated system, both of which in aggregate add up to around US$ 700 million. This proposal was declared of national public interest in December 2024 by way of Decree N° 1060/2024. In the Private Initiative, tgs proposes:

•The expansion of the GPM transportation capacity by 14 MMm3/d, involving an investment of around U$S 500 million, for which in December 2024 the Dedicated Branch I was registered, so that said project could be framed under the Incentive Regime for Large Investments (“RIGI” according to its acronym in Spanish). The resulting transportation capacity expansion, as outlined by the Decree N° 54/2025, would fall within the framework of the GPM Transportation License granted to ENARSA, which according to Executive Branch Decree N° 76/2022, was conducted in line with the provisions of the Law of Hydrocarbons N° 17,319, and

•Notwithstanding the outcome of the Private Initiative tender, we undertake the commitment to conduct an investment on the regulated system that we currently operate in the natural gas transportation segment that complements said initiative. This expansion is to be carried out through the construction of 20 km of pipe loops and the installation of 15,000 HP compression facilities in the Neuba II pipeline, added to other works and tests to increase the maximum operation pressure. This estimated further investment, which will allow us to expand by 12 MMm3/d the transportation capacity in the final sections, will be around US$ 200 million.

The main objective of this work is to generate significant foreign currency savings for Argentina, as it would substitute gasoil and LNG imports with Vaca Muerta gas in winter, thus guaranteeing supply during colder weather seasons.

On November 4, 2024, the Board of Directors of the Company decided to constitute the Transportadora de Gas del Sur S.A. Dedicated Branch 1 (hereinafter “Dedicated Branch”), in order to adhere to the Large Investment Incentive Regime (“RIGI”) to execute this project. In December 2024, our Dedicated Branch was registered with the Inspection Board of Legal Entities (“IGJ”, for its acronym in Spanish).

On February 25, 2025, the Ministry of Economy issued Resolution No. 169/2025 by which it delegates to the Energy Secretary and ENARSA the responsibility for carrying out the bidding of the Private Initiative. The Resolution also establishes a series of guidelines which ENARSA will have to consider when preparing the bidding documents. As of the date of issuance of this Annual Report, the Private Initiative bidding for the awarding of the new transportation capacity resulting from the expansion work has not been launched.

Operation of the Natural gas transportation system

In 2024, the average daily natural gas injection to the pipeline system operated by tgs amounted to 83.4 MMm3/d, hence 10.1% higher than the value recorded in 2023. Such injection includes contributions from the Austral, San Jorge Gulf and Neuquén basins and contributions from GPM in its access to the regulated transportation system in Salliqueló, which on average entails about 11.7 MMm3/d.

In 2024, the contribution of the Neuquén Basin was 17.5% above the volume supplied the previous year, mainly due to the higher gas transportation capacity from the Vaca Muerta field facilitated by the GPM pipeline.

On the contrary, the southern basins of our country decreased their injection, as a result of the sustained natural decline of their fields and higher gas and transportation availability from the Neuquén basin, which allowed supply alternatives to system shippers. Concerning the Austral basin, it increased its injection potential by around 2.5MMm3/d, since the start of the Fénix project.

Meeting the needs of 76 direct clients and 6.2 million indirect clients, we keep playing a leading role in the natural gas industry in Argentina, rendering services either in a firm transportation (FT) or interruptible modality (IT) and ED (exchange and displacement).

The total capacity contracted by clients in a firm or “take or pay” modality (FT) is of 82.4 MMm3/d, with an average life term of approximately 10 years. Additionally, the system has a further capacity of 7 MMm3/d in its final sections as from the start-up of the work known as Ordoqui Loop, framed within the Transport.Ar Program set of works. The breakdown of firm contracted capacity per kind of client is represented in the graph below:

Firm contracted capacity per client

Power stations
15%
Industries
9%
Dealers
4%
Producers
3%
Distribution
Companies
69%
Power stations
Industries
Dealers
Producers
Distribution Companies

Source: Our own elaboration based on internal data.

It should be noted that in 2024 we entered new IT and ED agreements, 36 corresponding to interruptible transportation and 49 to exchange and displacement services, which allow tgs to obtain additional revenues and meet the consumption needs of our clients.

Source: Our own elaboration with in-company data.

2024	2023
(in million of pesos, except where otherwise expressly indicated)
Financial Information(1):
Net revenues	441,126	215,700
Operative Income / (Loss)	220,453	(26,640)
Depreciation of property, plant and equipment	(85,481)	(88,314)
Reversal of Impairment of PPE	39,625	-
Identifiable assets	1,678,595	1,444,331
Capital expenditures	82,115	63,859
Operative Statistics
Average Capacity hired on a firm basis (in MMm³/d)	83.5	83.2
Average deliveries (in MMm³/d)	69.5	66.8
Annual Load Factor	83%	80%
Load Factor during Winter (2)	84%	90%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the annual average deliveries and the average firm contracted capacity.

In 2024, revenues related to this segment accounted for 46% of tgs total revenues. This segment’s performance went down by Ps. 21,311 million in a year-over-year comparison, from Ps. 577,973 million reported in 2023 to Ps 556,662 million in 2024.

During this year, out of the total dispatched tons, 42% of them were destined to exports. Breaking down the tons dispatched to the domestic market, 81% of them were sold at dollar-denominated prices or adjusted based on the evolution of the United States dollar.

In 2024, tgs ranked as the second ethane producer in Argentina, below MEGA; Our production share was of over 40% of total ethane produced in the year in our country. The graphs below show our share in aggregate propane and butane production in Argentina in 2024:

 Source: Energy Secretariat and internal data

Regarding the international reference prices of the products we export —propane, butane and natural gasoline—, they recorded slight increases of 10%, 11% and 2%, respectively. Throughout the year they showed a stable behavior, reaching their highest peak in the first quarter of the year to then stabilize and conclude the year with prices slightly higher the ones recorded in 2023, except for natural gasoline, which closed the year in a slightly downward trend.

.

The following graph shows the evolution of average international prices from December 2023 to December 2024:

Source: propane and butane Mont Belvieu. Natural gasoline NWEARA.

In the domestic field, we keep providing propane and butane under the programs outlined by the Secretariat of Energy, under which we were granted price increases that allowed us to reverse the negative trend in the operative margins of propane and butane sold under these programs.

It should be considered that in October 2024 we finalized the major maintenance of our cryogenic plant located at the Cerri Complex, which was translated into lower production in tons. This task, which is conducted every 5 years to keep performing with the highest quality and operative standards was successfully completed thanks to teamwork and the coordination of our maintenance and commercial departments. For further information on this topic, see “Conduction of our Operations and Safety – Works at Liquids Facilities”.

Foreign Market

Volumes sold overseas in 2024 amounted to 411,439 tons, thus 51,058 tons more than the 360,381 tons sold in 2023.

In 2024, Liquids Production and Commercialization exports revenues were Ps. 284,586 million and accounted for 24% of total revenues and 51% of total Liquids Production and Commercialization revenues.

In the reported year, tgs continued commercializing LPG by land, dispatching roughly 14,389 trucks (331,751 tons) loaded with our own product, compared to the approximately 15,518 trucks (379,544 tons) of our own product dispatched in 2023. Trucks dispatches are basically carried out to meet our domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin and increase our clients’ portfolio.

We continued rendering logistic services at Puerto Galvan facilities in a successful manner. It is important to highlight that thanks to the high level of commitment of our people and the operative efficiency of our facilities, we could beat the daily record of the number of trucks dispatched from the Galván Plant in the month of July 2024.

This year, propane and butane deliveries overseas were conducted in a spot modality, seizing opportunities related to different markets’ niches, which allowed us to increase considerably the fixed premiums of each transaction.

We also keep strengthening our positioning in the Brazilian market, which will delineate a 2025 goal, maintaining our sea exports in a direct modality (with no go-betweens) to Brazilian LPG distributors.

Natural gasoline exports throughout the year 2024 were conducted within the framework of an agreement entered with Trafigura Pte Ltd at an international price, less a discount, for a term of 2 years (February 2024-February 2026).

As mentioned above, generally speaking, international prices presented a stable trend in 2024, rising in the first quarter with some slight month-over-month contractions and then returning to a rising trend in the last quarter. In the short term, international prices are expected to show a rising trend.

Domestic Market

In 2024, tgs continued participating in the several supply programs dictated by the National Government. Such is the case of the program for LPG Supply at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015. The Household Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low-income residential users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

It is worth pointing out that on January 24, 2025, the Secretariat of Energy issued Resolution N° 15/2025, which outlines that as from such date the top sale price for the products supplied under the Household Program is to be eliminated (the top sale price was the export parity issued monthly by the Secretariat of Energy under the framework of the Law N° 26,020). Although said resolution maintains the obligation of LPG producers to supply the domestic market, it eliminates the product supply contributions formerly effective.

The table below presents an evolution of the prices per ton (at the values of each resolution) for butane commercialized under this program:

Period	Price/ton (Value corresponding to each resolution)
September 2023 to January 2024	Ps. 50,938
February to August 2024	Ps. 137,838
September to November 2024	Ps. 240,000
As from December 2024	Ps. 420,000

Regarding the Propane for Networks Agreement, on November 6, 2024 we entered a New Agreement for the Supply of Propane Gas to Undiluted Propane Gas Distribution Networks, in effect as from January 1, 2024 until December 31, 2024.

The terms of this agreement outlined compensations to be paid by the Argentine Government to the participants, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Secretariat of Energy. However, there have been significant delays in the collection of the mentioned compensation. Its overdue balance as of December 31, 2024 was of Ps. 10,882 million. The agreement stipulates those payments shall be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export rights. As of this date, the certificates corresponding to the deliveries conducted in the year 2024 have not been issued yet.

Outside the supply programs mentioned above, we sold 160,697 tons of propane and 2,828 tons of butane mainly to the fractionating market and to a lesser extent to the industrial, propellant and automobile segments.

We continued commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones outlined in the previous one but involves improvements in the take or pay clause of annual compliance, which ensured us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2024, ethane tons sold to PBB slightly went down to 309,894 tons, from the 394,370 tons recorded in 2023, mainly due to PBB operative difficulties throughout the year and the major maintenance we carried out at the Cerri Complex.

Natural gas processing

2024 CERRI PRODUCTION

Ethane: **309,894 tn**

Propane: **383,217 tn**

Butane: **250,789 tn**

Gasoline: **107,754 tn**

Total: **1.051,654 tn**

98.4%
Operating Efficiency Ratio

97.2%
Availability Index

98.1%
Reliability Index

Ship movements **447,683 tn**

Truck movements **29,133 units**

In 2024, Liquids Production reached 1,051,654 tons (82,643 lower than in 2023).

Gas arriving to the Cerri Complex for processing slightly decreased compared to the volume recorded in 2023, mainly as a consequence of lower gas volumes arriving from the Austral basin, although by the end of the year this was reduced due to the startup of the Fénix offshore reserve. Gas arriving from the Neuquén basin presented stable volumes throughout the year but was richer, which partially offset the decrease of the Austral basin mentioned above.

Specifically, regarding product dispatches, in 2024 the number of dispatched trucks was of 29,133 (including both our own and third parties’ products).

With respect to natural gas prices denominated in dollars, which is purchased for plant PTR for Cerri Complex processing, they were lower than in 2023, measured in dollars, mainly due to the effect of the increase in natural gas supply from the Neuquén basin.

2024		2023
(in million of pesos, except where otherwise expressly indicated)
Financial Information (1):
Net Revenues	556,662	577,973
Operating Income	223,155	186,762
Depreciation of Property, Plant and Equipment	(10,098)	(9,806)
Identifiable assets	513,074	725,697
Capital expenditures investments	16,303	10,006
Operating Statistics:
Liquids total production (in thousands of tons)	1,052	1,134
Liquids total sales (in thousands of tons)	1,077	1,129
Gas Processing Capacity (in MMm3/d)	47	47
Storage Capacity (in thousands of tons)	54	54

(1)Information corresponding to consolidated financial statements

Midstream

Midstream Revenues accounted for 18% of tgs total revenues in 2024. This segment includes the rendering of Midstream, INTEGRA and Telecommunications services (the latter rendered by the controlled company Telcosur).

Services comprised by Midstream mainly consist in gas gathering, treatment and compression services, particularly those rendered through the Vaca Muerta system and the INTEGRA services, including the operation and maintenance of third parties’ facilities (pipelines and plants).

Our leadership in the natural gas industry allows us to integrate all the links of the value chain, from the wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

The chart below presents a breakdown of our Midstream segment revenues:

Midstream revenues breakdown by service (Year 2024)

Source: Our own elaboration with in-company data.

Since 2018 when we set foot on Vaca Muerta, tgs strategy has been to be a leader in the rendering of integrated services, seeking to play a major role in the energy development of Argentina and the region. Our conditioning plant in Tratayén is a breakthrough project that contributes to energy growth.

We have already invested over US$ 700 million in midstream facilities to support the development carried out by natural gas producers in Vaca Muerta. With a unique project and future vision, we built a gathering pipeline network of 182 km that goes through the multiple hydrocarbon areas (Bajada de Añelo, La Calera, Bandurria Sur, Fortín de Piedra, El Mangrullo, Aguada Pichana Este, Rincón la Ceniza, Los Toldos I Sur, Pampa de las Yeguas I and II and Loma Campana) and a conditioning plant in

Tratayén to allow access to the regulated transportation system. This conditioning plant initially had a capacity of around 5.4 MMm3/d but owing to the expansion works conducted in 2024 and the first months of 2025 will reach a total natural gas conditioning capacity of 28 MMm3/d.

The works mentioned above consisted in the installation of two Propak technology natural gas conditioning plants with a 6.6 MMm3/d capacity and involved an estimated total investment of US$ 350 million. The first plant came into service in October 2024 whereas the second plant started operations by the end of February 2025. It is noteworthy to highlight that these modular plants are adaptable to processing via a low additional investment, a first step towards the development of natural gas processing at the heart of the Neuquén basin.

These projects expanded Vaca Muerta System’s service rendering capacity, improving the profitability of the investment conducted by tgs and ensuring the availability of the infrastructure required for the production of growing natural gas volumes in Vaca Muerta, required for the exploitation of the GPM.

Source: data generated in-company

Needless to say, that these investments consolidate our commitment to the development of energy in Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. For that reason, we keep in talks with different basins producers, seeking to seize business opportunities that may allow us to improve our service and enlarge our clients’ portfolio.

During 2024 we launched a conceptual engineering study for the development of a project involving: (i) the expansion of the Tratayén plant that allows natural gas processing (extraction of propane, butane and natural gasoline), (ii) the building of a polyduct that facilitates the transportation of the liquids, and (iii) new fractionating, storage and dispatch facilities in Bahía Blanca. This project would address growing upstream needs as rich gases production increases.

The economic impact of this business on the region is outstanding, as it favors the development of communities and contributes to the development of the Vaca Muerta area. All the accomplishments mentioned above, added to other minor services we render, emphasize, and tighten our bonds to our country’s natural gas producers and give us the chance to keep showing our talent for rendering innovating solutions.

We have made further progress in the consolidation of tgs INTEGRA, our business line that has the aim of integrating the different businesses and services of the energy sector. On this matter, we created a specific department to boost its growth and strengthen tgs as a brand within the Oil & Gas segment.

This brand comprises all the services that tgs offers to the market relying on the human resources and tools that support the management of our own assets: from the operation and maintenance of third parties’ ducts and plants, the execution of minor works and duct repairs, assistance in scrapper running, laboratory tasks such as caliber gauging and hydrocarbon samples analysis, turbine and compressors overhaul, project management, blanketing facilities services, duct integrity surveys, etc.

In 2024 we achieved growth in this segment, being contracted for several services such as hot tap, integrity, engineering and services related to the operation and maintenance of GPM, among others. We were also hired by Golar for providing counseling services in the LNG pipeline project announced by said company in December 2024.

Now, turning to the telecommunications services rendered by Telcosur, in 2024 our controlled company closed agreements that expanded its sold capacity and consolidated its operations.

Aligned to the strategy of business consolidation both in the mid and long term, Telcosur closed agreements with new clients and extended or renewed current agreements. Among the most relevant agreements, we can mention:

Agreements with corporations

Telcosur renewed the agreement with Oldelval for the additional term of twelve months, expanding the link and co-locations park along the route of their oil-duct.

The controlled company additionally renewed the agreement with Vista O&G for the additional term of twenty- four months with park expansion in Neuquén.

Furthermore, new clients have been added: connectivity agreements with Chevron, Pluspetrol and Tecpetrol were signed in 2024.

Agreements with Carriers

Telcosur renewed co-locations agreement with Telecom Argentina S.A (Río Gallegos, Malaspina and Alta Barda) for the additional term of seven years. The controlled company also renewed the frame and co-locations agreement in the south with AMX Argentina S.A. and the capacities agreement with Pampa del Castillo-Comodoro Rivadavia, with the addition of dark optical fiber to link the Telcosur Comodoro node.

Similarly, Telcosur expanded the AMX Argentina S.A. LTE networks transportation capacities agreement with producers in the Neuquén basin fields.

Installation of an optical fiber network in Vaca Muerta

In 2024, Telcosur completed the works related to the linking of the high-capacity optical fiber network from Northern Vaca Muerta up to Sierra Chata (Pampa Energía), Bajada de Añelo (Shell), El Trapial (Chevron), Los Toldos (Pluspetrol), Tratayen - Sierras Blancas (Shell) to provide telecommunication services to oil and gas producers in Vaca Muerta, who require large-volume data transmission for their operations and communications.

In 2024, two new fiber optic links were made to Tratayén Plant:

1) From our node located in the city of Neuquén to the node located in Tratayén.

2) From the Tratayén Plant owned by Transportadora de Gas del Sur S.A. to the Plant of Compañía MEGA S.A. located in Neuquén.

This allowed Telcosur to provide redundancy and high-capacity availability over the optical fiber in Vaca Muerta, providing point-to-point or multipoint solutions at constant speed, high capacity and Carrier-Class quality which, for its voice, data, internet and video integration features, leads to an optimization of costs.

New technologies

Telcosur is not detached from the digital transformation process we are going through. Performing in a sector where technological advance and innovation prevail, our controlled company has been applying new technologies that introduce artificial intelligence and remote operation of facilities. This has led to the installation of predictive remote monitoring systems that implemented mechanisms of early detection of events in networks and generated proactive action in benefit of customer service.

Furthermore, Telcosur implemented a development of digital twins and 3D model for aerial support masts. With the application of an innovating technology, a system was implemented for monitoring the verticalization of aerial support structures as preventive support to the maintenance of these critical mission systems.

Telcosur worked on the definition of a new VMS Milestone technology to manage cameras systems at the tele- commanded plants, optimizing bandwidth for them and offering scheduled and AI alerts that are managed from the control center.

2024	2023
(in million of pesos, except where otherwise expressly indicated)
Financial Information (1):
Net revenues	221,978	192,380
Operating income	116,691	93,435
Depreciation of property, plant and equipment	(34,087)	(33,905)
Identifiable assets	1,202,930	1,152,590
Investment in capital expenditures	217,119	225,810
Operative Statistics:
Compression capacity Huincul, Río Neuquén and El Chourrón Plants (in HP)	34,790	34,790
Treatment capacity Huincul and Río Neuquén Plants (in MMm³/d)	5.9	5.9
Conditioning capacity Tratayén Plan in Vaca Muerta (in MMm3/d)	21.4	14.8
Average natural gas transportation capacity hired on a firm basis (in MMm³/d)	22.8	15.4
Average conditioning capacity hired on a firm basis (in MMm³/d)	14.5	12.0

(1)Information corresponding to consolidated financial statements

5. Conduction of Operations and Safety

Pipeline system operated by tgs in Argentina

Pipeline and Compressor Plants Investment Works

The gas pipeline system operated by tgs adequately met both the natural gas transportation demand and the regulatory entity’s requirements. An efficient management of the pipeline system entails the performance of assessment, maintenance, inspection, mitigation and prevention tasks to avoid failures that may have a negative impact, guaranteeing service continuity without future interruptions.

Throughout the 2024, we conducted integrity assessment tasks, such as in-line inspections along 907 km of pipelines and pipelines evaluations through direct assessment techniques, namely CIS and DCVG surveys over 192 km (on sections with no Scraper Traps). The purpose of these tasks was to identify, assess and control threats to pipelines integrity, such as external corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

Regarding our recoating program, in 2024 we executed recoating replacements over 6 km of the pipeline system. We are also carrying out recoating works at three valve facilities along the San Martin Pipeline in the province of Buenos Aires.

In these works we have introduced non–destructive tests by means of the use of magnetic particles, ultrasound and hardness measurements for the identification of anomalies in longitudinal weld seams, stress corrosion cracking (“SCC”), by means of which we were able to detect anomalies that could be mitigated through pipe replacements. These recoating works aim at mitigating the risk of external corrosion and/or SCC as well as at surveying and correcting any pipe anomaly that in the future may deteriorate the ducts and interrupt the service. This is how we extend the useful life of our facilities.

Along these lines, in order to mitigate corrosive activity, we carried out reinforcement sleeves filling works to ensure integrity in high population density areas.

As part of the SCC assessment and mitigation plan, we implemented an inline inspection plan with “EMAT” technology to detect cracking, having completed the inspection of 155 km in 2024.

Based on an analysis and planning carried out by the pipeline integrity team, we conducted an assessment campaign of 186 external corrosion and geometrical defects, anomalies in longitudinal and circumferential seams, which required immediate repairs that were executed by means of the installation of 3 pipe replacements and 5 welding reinforcements.

Furthermore, we assessed the integrity of 20 derivations located in pipeline sections in the Province of Buenos Aires.

Concerning cathodic protection, to mitigate the advance of corrosion and improve reliability, we kept strengthening the system with the installation of 5 new units and 16 current reinforcement lenses as well as the renewal of 12 facilities that were obsolete. We also installed batteries anodes at two high-voltage lines crossings.

Besides, in 2024 we conducted adaptations of the cathodic protection systems at compressor plants, installing 2 lens reinforcements and conducted special protection level surveys at 4 compressor plants.

We also surveyed potentials and conducted bathymetric studies in two sections of offshore pipelines owned by tgs. This survey is carried out every three years and the resulting information is key to monitor cathodic protection levels and find out whether the positioning of the ducts has been affected by sea currents movements. This survey was also conducted in 4 segments of pipelines crossing several rivers.

All the works mentioned above— which enable us to verify the overall condition of the facility and conduct the required adjustments for their service continuity— underline our commitment to safety and to the care of our people and the environment, all main cornerstones in our pledge to render a reliable natural gas transportation service.

Being the Buenos Aires ring a high population density area and driven by our goal to minimize inherent risks in such pipeline segment, we continued with the implementation of works that mitigate third parties’ damage. Thus, we went ahead with the expansion of the optical fiber intruder detection system in further 24.5 km of pipeline, in the area of Las Heras and Cañuelas.

Similarly, in order to raise awareness among the community, we increased our facilities’ signaling and —in the areas neighboring the most sensitive sections of the system— we conducted virtual and remote damage prevention activities, such as communications via radio, media and networks for the public in general, as well as meetings with municipalities and ground-breaking & services companies in Buenos Aires, Neuquén and Rio Negro.

One of the key landmarks to be highlighted regarding the operation of the transportation system is the startup of the Tratayén and Salliqueló compressor plants, corresponding to the GPM, which reorganized operative planning due to the possible access of up to 21 MMm3/d into the final sections of the tgs transportation system. Besides, the Mercedes compressor plant —head plant of the Mercedes–Cardales Pipeline—came into service, enabling an increase of deliveries to TGN.

Regarding technological changes, we concluded the integration of the Saturno and Olavarria compressor plants with the CABA Operative center, thus taking the first steps in the development of our new philosophy related to the remote operation of our transportation system.

At the Belisle compressor plant, we completed the Detailed Engineering and Factory Acceptance Test (FAT) of the dashboard corresponding to the Plant Control System, the installation of which will be carried out in the year 2025. This development will allow us to integrate such facility to the CABA Operative Center.

At the Gaviotas Compressor Plant, we developed the Extended Detailed Engineering for the updating of the plant control system and the electricity generation system, works that will be carried out over the years 2025 and 2026.

With respect to turbine control systems, we conducted the updating work of the turbine compressor N°2 Solar Mars of the Cervantes Compressor Plant and moved forward with the updating works of the turbine compressor N°2 Hispano Suiza 1203 of the Bosque Petrificado Compressor Plant, foreseen to be concluded in the first quarter of 2025.

Additionally, we purchased and supplied the control dashboards of the three turbine compressor units of the Gaviotas Compressor Plant, which are to be installed during the years 2025 and 2026, for their integration with the technological update of the plant control system and electricity generation mentioned above.

Regarding the systems that monitor the vibration of turbine compressor units, we have updated and integrated them with the centralized monitoring system of Bentley Nevada at the Belisle, Indio Rico, Saturno, Manantiales Behr and Ordoqui Compressor Plants.

On the other hand, in connection with the operative safety of the compressor facilities, we purchased all the required material and made progress with the works related to the updating of the detection of Fire&Gas at the Belisle, Bajo el Gualicho and Dolavon Compressor Plants, the startup of which is scheduled for the first quarter of 2025. Along the same lines, we are developing the extended basic engineering for the updating of the Saturno, Chelforó and La Adela Compressor Plants, due to the technological obsolescence of the current systems and the need to ensure their reliability, in view of the transportation system remote operation philosophy.

Within our environmental care activities, we assembled the biodigester systems at the Belisle, Cervantes and Chelforó plants to improve their current sewage effluent systems. We further acquired the materials required to develop similar works at the remaining compressor plants in  2025 and 2026.

Under tgs Emissions Reduction Plan, in 2024 we developed a campaign to detect and quantify natural gas leakage emissions at 20 compressor plants, with the objective to prioritize needs and devise an adequate plan to address, repair and eliminate said leakages.

Works at Liquids Facilities

We conducted works related to the major maintenance plan and extension of the useful life of pressure containers and ducts at the Cerri Complex, to boost their reliability, reduce risks at facilities and meet government requirements. These tasks included several unit inspections, the execution of corrective and preventive maintenance at our facilities, along with the tuning of the Cryogenic Plant control room and other adjustments required to eliminate bottleneck at the fractionating trains. We also included the inspection and maintenance of the venting system and related equipment.

On the other hand, we conducted the Puerto Galván cooling plant maintenance, conducting both preventive and corrective maintenance tasks both in equipment and ducts.

Focused on ensuring the continuous and safe management of our facilities, we certified spheres 8 and 10 at the Galván Plant, the separators of the steam compression system and the settlement tank. We adjusted the V1 tank and assembled the new pumps for the cooling of the compressors’ oil, increasing the reliability of the Cooling Plant refrigeration system.

On the other hand, we started investments to mitigate technological obsolescence risks and increase our processes’ operative safety. We can highlight the following developments: installation of a new electricity distribution transformer at the Galván Plant, a new Safety Instrumented System at boilers and cryogenic systems, new medium-voltage cells at the Cryogenic Plant and revamping of the excitation generators control system.

Works at Vaca Muerta Facilities

The Tratayén plant expansion is developed through the projects required to increase the supply of Midstream services. This year, we reached a major landmark in terms of the expansion capacity of the Tratayén conditioning plant, starting up the first gas conditioning “Propak” module in October 2024. This module, which may be adapted in the future to the processing of gathered natural gas, allow us to increase capacity by 6.6 MMm3/d. The second Propak module came on operations at the end of February 2025, increasing total plant capacity to 28 MMm3/d.

Focused on the growth of the Vaca Muerta system, in 2024 we pursued the works required to launch other auxiliary services such as a new gasoline stabilization plant (the third for this facility), the expansion of the systems for natural gas inflows and outflows, new offices and dormies and the construction of a new gasoline-duct that will enable the dispatch of the produced gasoline, to address daily production increases and minimize truck transit.

Specifically, on the Vaca Muerta pipeline, we made progress in the hydric risk mitigation works. Works were carried out from the progressive PK 0, located at the Tratayén conditioning plant up to the PK 115, in the area of Los Toldos I Sur. Besides, in the VMS, we conducted works from the PK 0, in the area Aguada Pichana Este, up to the PK 32, in Bandurria Sur.

Throughout the year 2024, we worked on the development of applications for the software of Vaca Muerta System- Tratayén Dispatch System. We completed the development of the modules of maintenance and programming, performing user tests and taking functionalities to production mode. We will continue working on the modules of allocation, invoicing, report generator and auditor, with the aim of unifying all the processes in this platform. Additionally, given the growth in operations, we conducted investment to address emergencies.

Lastly, tgs participated in several works for third parties, putting into service facilities such as the links of Pampa Energía, Pluspetrol and Vista to the Vaca Muerta System.

6. Environment, Social and Governance Matters

At tgs we pledge to run our businesses and operate our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations, prioritizing our service quality, pollution prevention and our staff and contractors’ safety and health through the continuous improvement of our management system’s efficiency.

In view of that, in 2024 we kept working on our Environmental, Social, Governance Plan (the “ESG Plan”), prioritizing these three main topics and action lines that will drive our purpose on this matter. Having completed the overall diagnosis of our ESG management in 2023, in the reported year we consolidated our commitment by means of a double materiality analysis, aligning our ESG strategy and our corporate vision. This process allowed us to detect impacts, risks and opportunities (“IROs”) relevant to sustainability and financial performance, bearing in mind both the market trends and the demands of our stakeholder groups.

6-a) ENVIRONMENT

The year 2024 found us half way in our path to implement our environmental strategic plan (2022-2026), which integrates environment with all phases of business processes, from strategic decision-making to risk and opportunities management, planning, design and execution of activities. The plan comprises the following strategic axes, plans and action programs:

1.Mitigation and adaptation to climate change

Our strategic environmental plan outlines a 50% reduction goal for our methane emissions by the year 2030 (departing from emissions recorded in the year 2021).

Driven towards such goal, we launched a comprehensive emissions action plan, which comprises investments, improvements and good practices required to fulfil it. The plan included the following actions:

➢Enhance our emissions inventory: the gap analysis we conducted in 2023 versus ISO 14064-1: 2018 Standard (Carbon Footprint Management System) led us to devise a plan to implement the arising recommendations, for which purpose in 2024 we issued an internal procedure to manage and control our inventory of greenhouse effect gases emission to the atmosphere (GHG), either directly or indirectly generated by tgs activities. Besides, we conducted a review of our emissions inventory, including non-relevant emissions as well, adjusting chromatography and the global warming potential factors, based on the latest report of the Government Group of Experts on Weather Change (“IPCC”, for its acronym in Spanish).

We kept moving forward in our plan to record Scope 3 emissions in our emissions inventory (emissions derived from our supply chain and that are not under our control), based on our ranking of potential sources of indirect emissions that we studied in 2023.

➢Preparation of the Overall Investments Plan: within the framework of the Five-Year Tariff Review 2025-2029, we developed a five-year overall investments plan in which one of the main cornerstones is the reduction of emissions, through the technological updating of facilities and the permanent search for new technologies. The plan is focused on the purchase of devices and systems that allow us to efficiently detect, reduce and  measure the gas emission sources at our facilities in the natural gas transportation segment.

Besides, we conducted a review of our internal procedures in emissions management, focused on one of our facilities (the Garayalde Compressor Plant) which seeks to standardize the facility venting estimation and measurement and extrapolate it to the other compressor plants through internal trainings.

➢Climate Risk assessment: In 2024 we conducted a survey to identify tgs climate risks, thus beginning to address this issue of global relevance. In this first stage, we assessed the climate risks that our company faces, and in the 2025 we will continue with the devising of the strategy to manage said risks, through adaptation and business continuity.

As part of said process, we have consolidated a document with the historical record of extreme climate changes that impacted on our facilities. This tool allows us to minimize uncertainties related to the likelihood of occurrence of extreme weather events.

For the assessment of climate risks, we used weather projection models (Climate Change Risk Maps System 3 (SIMARCC) – RCP 4.5 Near Future Scenario 2015-2039), following the recommendations of the Argentina Climate Change department. We identified climate threats for future scenarios and through a scientific based methodology, we conducted a qualitative appraisal of the climate risk of our facilities. With the results of the climate threat matrix per facility, we will consolidate our climate resilience strengthening plan, including preventive measures as well as response and recovery plans in the face of extreme weather events.  This will reduce our vulnerability to the identified risks, protecting both our people and our infrastructure and ensuring business continuity.

➢Energy Management: We are energy that moves forward, so at tgs we are genuinely interested in the efficient use of energy. Part of the natural gas we transport is used as energy for our compressors and combustion processes in the transportation business.  Thus, we must be efficient in the use of this non-renewable natural resource. Moreover, we use it as fuel for generators of electric engines that produce electricity. At some facilities, we complete self-generation with electricity from external sources. We have meters and are aware of our consumption. In our energy matrix we can visualize our consumption and understand trends to identify opportunities for improvement.

In the reported year, we conducted a gap analysis of this matter against the requirements of Standard ISO 50001:2018 (Energy Management System) in order to implement an energy management system for tgs. With this report we can define the initial status with reference to above-mentioned standard, to then devise the action plan and work on the measures required for its implementation in the oncoming years. We held company meetings to determine the processes required to comply with each of the provisions of the standard. We have thus taken the first steps in this direction, convinced of the importance of having an energy management system and improving our energy performance.

Fully aware of the relevance of generating cooperative opportunities among companies and universities that contribute with knowledge and innovating ideas, which opens the door to new solutions, in  2024 we worked with the National University of the Center of the Province of Buenos Aires (UNICEN, for its acronym in Spanish) to conduct a thorough energy review, following the guidelines and requirements provided by Standard ISO 50001, for the Olavarría Compressor Plant, located in the province of Buenos Aires. With this report we gathered accurate data related to consumption and could identify required improvement and actions on which we must focus in this process.

➢Biodiversity and Foresting Management: in 2023 we implemented our Policy of Foresting and Biodiversity, thus showing our commitment to these issues of such relevance in environmental care. By 2024, 100% of our facilities had completed their foresting baseline studies, so that they can now go ahead with the outlining of their foresting plan. The purpose of this plan, besides the generation of benefits such as carbon sequestration, is to improve the biodiversity of the site, the nutrients cycle, soil, the hydric dynamics of the premises, climate protection and landscaping. Besides, in 2024 we issued an internal procedure to manage biodiversity and forestation, outlining the basic concepts to approach this matter.

As a management tool, at tgs we identified the existing protected areas in the provinces where we operate, in order to monitor them and promote the conservation of natural ecosystems. For such purposes, we moved forward with the creation of an app within tgs geographical information system, called “Protected areas environmental map”, where we can visualize protected areas (both public and private), areas protected through ordinances of native forest and biosphere reserves over which our facilities (ducts, valves, cathodic protection units, measurement points, scraper traps, compressor plants and operative bases) have or might have influence due to overlapping or closeness. Thus, this information is available for the whole company.

We also added the areas inhabited by the species that are part of the UICN Red List and national lists of preservation for risk of extinction and that match our operation areas.

This information will help us identify where our activities pose a threat for plants and animals at risk of extinction. The identification of such threats will allow us to take the required steps to avoid damage and prevent species extinction.

2.Proactive environmental leadership

We have followed up facilities leaders’ performance on these matters so that they continue deepening the roles they play in environmental management. Besides, we conducted training activities related to the environmental strategic plan, to communicate it and drive action.

In the reported year, we launched the Sustainable Mindset Program targeted at the high and middle management of our company, in charge of professionals from the Di Tella University. Its aim was to strengthen the skills of our leaders so that they can make the best decisions while protecting our planet. We plan to further pursue this program in 2025, as the experience was very positive and generated valuable contributions for our organization.

As every year, we conducted environmental awareness programs that relate to special environmental celebrations or events, which included talks on topics of interest, trivia and information on several undertaken initiatives.

3.Circular processes and consumption

Water resources management

In our Environmental Strategic Plan (2022-2026), we outlined the goal to recover 80% of sewage effluents for irrigation by the year 2025. In 2024 we completed the purchase of biodigesters for the treatment of sanitary effluents. Currently, at 10 of our plants biodigesters are operative whereas we have already bought the ones required for the remaining 22, which are planned to be installed between 2025 and 2026.

Besides, in 2023 we obtained the quantification of our direct water footprint to achieve a more efficient management of this limited natural resource. This indicator is a first step in the achievement of efficient improvements in water management and awareness of our water consumption and use. In 2024 we continued improving the indicator through a more specific approach at each facility.

In February 2024, we decided to annul the connection that enabled the dumping of our treated sewage effluents into the Bahía Blanca estuary. Since then, the Galván storage plant is a zero-effluents facility, landmark that shows the commitment of the people who daily conduct the treatment and our corporate commitment to a matter of such a relevance as the management of water resources.

This action is even more relevant given where the Galván Plant is located, being an area of a significant water deficit, and where water supply is conducted via an aqueduct from Bahia Blanca, a city almost 60 kilometers away.

Waste Management

Driven by the goal outlined in our ESG Strategic plan to achieve a recycling rate over 50% by 2026, we carried out several actions to minimize generated waste.  We conducted several awareness campaigns and training activities that encouraged steps towards a paperless office, reduction of plastic items of only one use, hiring of new waste operators, disposal of electric devices in disuse, among others.

Additionally, in the reported year, we conducted waste workshops per provinces, addressing existing waste management issues in accordance with regulations in force, summoning stakeholders to the facilities. We analyzed the most relevant issues addressed by regulations and dealt with doubts and enquiries. We also proposed improvements, based on the needs identified at each facility.

Furthermore, in April 2024 we held an awareness talk led by the cooperative Bera Recicla, of the city of Berazategui, where the Gutiérrez complex is located. As a further key benefit derived from this initiative, we could get the mentioned organization to manage all inert waste (recyclable) at present, thus promoting a responsible management of waste and contributing to a circular economy.

6-b) SOCIAL

HUMAN CAPITAL

We closed a year of growth that witnessed great achievements and challenges.

In the field of talent attraction, we developed an employer brand survey that allowed us to design specific actions for in-company and external positioning. We were present at several institutional events, such as the Oil & Gas Exhibition in Neuquén and in the segment Oil & Gas Youth, with great success and attendance.

We also participated at employment fairs of universities such as UBA, UTN, UNS, among others, with the aim of sharing with them our brand and value proposal.

Pursuing our goal of developing a sustainable business, we place a strong focus on our neighboring communities, generating local employment. To that end, we participated in supervised professional practices for high schools, aiming at strengthening the bond between companies and educational institutions. We also conduct employability workshops that target the students of the last years of technical schools in the provinces of Buenos Aires and Neuquén, to provide them with tools to get higher quality jobs.

We play a leading role in our country economic growth and we know our people are key to our success.

We build a healthy and challenging work environment and we watch over the integral wellbeing of our people. For over ten years, we have been one of the greatest places to work in Argentina, as certified by the global firm Great Place to Work. We accordingly support all our areas with integration and work climate activities that favor bonds and closeness among the members of the several departments.

In the reported year’s fast-paced and challenging rhythm, we were able to close 103 selection processes, including (84) new employees’ recruitment as well as (19) internal promotions opportunities.

We kept promoting our Ambassadors Program, the aim of which is to build a network of transforming agents who can communicate the desired culture to fulfil our dream. This group of people undertakes initiatives that make them leaders in tgs culture and communication, representing our values and the cornerstones of an open, dynamic and cooperative management.

Learning at tgs

We take pride in our accomplishments. Learning empowers our strategy and is a key factor to build knowledge and organizational capacities. For this reason, we decided to go far beyond designing a simple online courses platform and thus gave birth to tgs Campus, our learning ecosystem. Tgs Campus has 1,147 active students and currently it hosts 254 available contents that address different topics: management, leadership, businesses, human competences, techniques, etc. Moreover, we have 123 of our own contents prepared by our workers, included in our academies.

Within the framework of our open, dynamic and cooperative learning strategy, this year we developed the technical schools, with specializations in Anticorrosive Protection, Gas Turbines, Compressors, Gas Quality, Earth Connection Values Measurement. PLC Level 1

As a result of this project, we have consolidated a team of in-company instructors deeply engaged and committed to the development of knowledge at tgs.

Growing and leading at tgs

At tgs we promote the culture of empowerment, in which every person plays the leading role in his/her own performance.  Through a cycle of planning, follow-up and assessment, each worker proposes objectives aligned to the business management, plans his/her own continuous improvement, assesses his/her own results and conduct and thinks along with his/her supervisors about his/her learning. Thus, performance processes provide information for decision-making with respect to learning, development and compensation.

Similarly, we set up Talent Committees to survey our workers’ current and projected capacity and assess their potential to take on positions of greater complexity in the future. Thanks to this process and through a detailed analysis of competences, we identify the potential future leaders of the organization, manage talent and conduct a strategic planning regarding the needs of work teams and our business. This facilitates decision-making on the topic of promotions, transfers, turnovers, project team and replacement charts.

The result of this work provides us with talent matrixes for all the departments and complete sustainability maps for leadership positions in our company.

With our eyes set on future development, we have conducted development talks with leaders and talent, process that guarantees talent and business sustainability at tgs, to be able to have human capital who is prepared and available for the future of the business and the organization.

We also continued working with our leaders, through the “On-Mode leadership” in its edition “rock your leadership at tgs”. We held presence-based workshops, three training days with outsourced speakers, and an immersive week of online learning.

Focused on learning from others and adopting best practices, in cooperation with Voces Vitales Cono Sur and the Argentinian Institute of Oil & Gas, we renewed our participation in the Mentoring Program, an initiative designed to empower the role of women in leadership positions within the industry. This program contemplates three training days in soft skills, complemented by two days of direct learning along the CEO or an officer from another company appointed as mentor.

Culture and transformation at tgs

We keep evolving and getting close to our target culture. This year we redesigned our organizational behaviors to give them more visibility, closeness and impact and be able to align them to the new business challenges. I innovate cooperatively, I place the client at the core, I am part and I go for more, are our cornerstones and focus when pursuing our objectives and business challenges.

We also take pride in having set up the change management team this year, which is integrated by employees from many departments, in charge of carrying out actions related to digital transformation and business strategies.

Number of workers as of December 31, 2024

            Workers breakdown by gender                         Workers breakdown by participation in unions

Diversity and inclusion

Social changes gave rise to the need of addressing diversity, inclusion and spaces free from violence. This year our purpose was to focus on the training and sensitization of our whole staff.

After setting up the Committee of Diversity and Inclusion, we developed and communicated our principles on diversity, equity and inclusion, to act as guidelines and delineate our purpose and scope.

We carried out several workshops: the ABC of diversity, biases, age diversity, disability and respect at the workplace.

We developed 3 e-learning capsules on the ABC of diversity, biases, workspace free from violence and discrimination.

We implemented a calendar of special occasions or commemoration days that reminded us of different events and invited us to think.

We developed a manual on inclusive recruitment, a communication channel with neutral gender language and a protocol on how to act in case of reports on work violence and/or harassment

We participated in the IAPG Diversity, Equity and Inclusion Commission with concrete action: development of the recommended practices in terms of DEI, which seek to align all the industry companies; and on the other hand we participated in the Voces Vitales Program on mentoring for industry leading women.

All these actions drive us forward towards organizational changes that generate actual inclusion.

This approach to the topic of diversity and inclusion started with an overall diagnosis conducted in the year 2022 along with an action plan focused on the development of a workspace that is respectful, inclusive and free from violence.

As we included in our ESG Plan, we are conducting actions that turn us into a more diverse company, for instance: promotion of women to positions usually filled by men such as heads of shift, gas dispatch operators, plant leaders and truck loading operators.

Relations with Unions

Our 2024 calendar comprised many meetings with union representatives. The agenda of such talks and the reached agreements contemplated inflation rates variations observed in the country. Monthly collective bargaining migrated to less regular increases as inflation indexes started to go down. The good work climate created by both parties promoted a sincere dialogue and materialized into collective bargaining agreements that are essential to ensure the continuity and safety of operations.

We have consolidated the work of the Mixed Commission of Safety, Environment and Occupational Health, integrated by the representatives of all the unions that represent tgs employees, whose purpose is to strengthen a risk prevention behavior so that safe working conditions are ensured, specifically focusing on the care of the psycho- physical health and optimizing risk prevention for health, hygiene and safety at work. This commission holds regular meetings in which matters within their areas of responsibility are addressed. As part of their work, this year the commission visited the facilities of Dolavon Compressor Plant and Operative Base, both located in the province of Chubut. During said visit, the members of the commission could learn about and oversee all the operations conducted by tgs at such operative facilities and talk with the workforce of these sectors regarding the scope of their tasks and issues related to safety and health.

Occupational Health

Taking care of the safety and health of our people is one of the cornerstones of our performance.  Bearing in mind that accidents related to upper limbs accounted for 38% of recorded labor accidents over the last 20 years, in 2024 we conducted several activities to raise awareness and prevent them.

Another 2024 outstanding initiative was the recording of health checkups and controls for our own employees or contractors’ staff. To such purposes we have upgraded the functions of the in-company tool used for health self-management. This year we added the function “medical fitness for the role”, which allows to update the staff information as health checkups are performed at the different facilities. Besides helping us to manage the health of each worker, this tool generates personalized recommendations and allows us to assess if our workers are fit to perform tasks such as: driving heavy or light vehicles, height jobs, confined spaces or perform as brigade volunteers.

We inaugurated a new space at the Galván and Tratayén Plants to perform preventive health checkups to hazardous loads drivers, targeting all the drivers who daily load products at such facility. This measure allows us to make progress in accidents prevention and in the detection of any anomaly that may impact on their health.

The reported year we obtained the recertification in the program directed by SEDRONAR —the Secretariat of Comprehensive Policies on Drugs— as preventive work environments. This certification audits the companies that have an addiction prevention policy.

Lastly, we were awarded the first prize to the best scientific poster “DETECTION, ANALYISS AND APPROACH TO THE IMPACT OF PSYCHOSOCIAL IMPACT ON TGS PERSONNEL DURING AND POST PANDEMIC”, presented before the 26th Labor Medicine Congress of the Province of Buenos Aires, SMTBA for its acronym in Spanish.

“+Energy Program”

In the year 2019 we created the acknowledgement program known as “+Energy”, which underlines and acknowledges the achievements of our workers who transmit tgs culture through their individual, team work and/or their commitment with the organization. Throughout the reported year, we acknowledged:

1,016

workers for their outstanding actions

9

outstanding of the year

193

workers for their participation in teams

70

acknowledgements to track record in the Company

Benefits Program

tgs offers an outstanding and very competitive benefits package: “Plus!”, designed to address the needs of all our staff. Organized by segments, the program offers creative and specific options that consider family, health promotion and care, recreation, loans and insurance. These benefits ensure a flexible and comfortable work environment and have been devised to support all our employees and their families in every life stage.

SAFETY AND HYGIENE

Safety is one of the values that stands out in our performance. Focused on prevention and risk minimization, we strive to generate commitment to a self-care culture in safety. We understand Occupational Safety and Health as a consequence of the engagement of all the persons who are part of our company and interact with us, so its scope reaches our own staff, third parties’ personnel, suppliers and the community on the whole.

Our 2022-2026 Safety and Hygiene Strategic Plan approved by the Management Committee. It revolves around three strategic axes:

1.Preventive Leadership Culture for an Interdependent Organization that is based on self-care and care among all the members of each team (“I take care of myself and I take care of my mate”)

2.Risk-based industrial processes for high reliability facilities. This involves an efficient management of resources based on facilities risks (reliability in the life cycle)

3.An organization prepared for contingencies, focused on loss minimization and mitigation towards business continuity in the face of contingencies (preparation, response and rehabilitation).

This plan reaches and engages all organization levels: processes, stakeholders and workers. We thus ensure safe and healthy work conditions throughout the whole production chain. Year after year, we prepare a matrix with critical tasks that involve the continuity of some initiatives and the addition of others with the objective to keep consolidating a sustainable safety culture.

In 2024 we designed a program known as CICLO SOL+ in all company areas. The purpose of this program is to maintain organization, order and cleaning conditions at the work space, enhance the comfort, safety and ergonomics of work spaces and improve work environment on the whole.

We implemented the Bowtie risk management methodology, which visually shows the relations among risks, threats and controls by means of a graph to avoid the deterioration of the preventive and mitigation measures.

In 2024 we relaunched a campaign on safety, in order to consolidate and keep deepening leadership in the safety culture. To that aim, we conducted several activities such as: safety spots with different topics, activities in the week dedicated to Safety within the frame of the National Day of Hygiene and

Safety, meeting spaces at the facilities to discuss Safety, Environment, and Quality, multiple communications by mail, among others.

Regarding our involvement with stakeholders and interested parties, we have participated in the Energy Sector Innovation Table, summoned by the Labor Risk Superintendency, seeking to develop joint action to monitor and strengthen risk prevention at the company with 4.0 technology. Furthermore, in 2024 we participated again of the recertification to Preventive Labor Environments, along with SEDRONAR.

In the reported year, we also consolidated continuity in brigade training, which we will keep working and deepening in the upcoming years.

SEQ Culture program as value

The program Safety, Environment and Quality Culture (SEQ or “SAC”, for its acronym in Spanish) as Value is a key cornerstone within our Labor Risk Prevention Programs. This initiative is part of the axis “Preventive Leadership Culture for an Interdependent Organization” within tgs’ Safety and Hygiene Strategic Plan.  This program seeks to consolidate good practices in terms of safety and health that can improve our performance. In this line, we have a platform on health and safety at work for our employees, raising awareness in the area and boosting commitment to it. Among these training programs, we may mention Safe and Sustainable Vehicles Driving Program and Brigade Volunteers Training Program.

The scope of our commitment to safety and hygiene reaches our contractors. Therefore, we implemented initiatives such as the standardization of health and safety requirements, an interactive training system and the creation of an Assessment Matrix. We have also strengthened communication through regular meetings and we have introduced updates, such as a work permits system. Our strategy aims at compliance with safety standards, continuous improvement and adaptation to current technologies, showing our commitment to safety, quality and sustainability in projects, with the engagement of third parties.

The communication of relevant information related to hygiene and safety at work is regularly conducted through several channels:

•By means of a performance report that informs safety, vehicle and environmental incidents, accumulated rates, indexes.

•We have set up a Hygiene and Safety Joint Committee in which both company and workers representatives participate to promote risk prevention and keep safe working conditions. It also seeks to protect workers’ life and health and improve labor conditions. The Committee members have different roles, such as chairman, secretary, company and workers representatives, among others. The ethics of an interdependent care to promote our corporate safety culture is underscored. The social representation of the workers is in line with the current legislations and the participation of all persons involved in safety and hygiene issues is encouraged by way of varied communication strategies. In 2024, we consolidated the relationship channels in the Safety and Health Joint Committee, conducting presentations and communicating important matters in the consolidation of our desired culture.

Quality Management System

Our Safety, Health, Environment and Quality Policy outlines the commitment of the Management on these matters. It is the reference on which the Integrated Management System is based (SGI) in accordance with ISO 45001:2018, ISO 14001:2015 and ISO 9001:2015 and is aligned to the organizational dream or challenge and the desired culture.

The Policy is posted at the company website: https://www.tgs.com.ar/our-company/environment. tgs has Environment, Safety and Quality Strategic Plans to ensure the fulfilment of commitments undertaken in the Safety, Health, Environment and Quality Policy.

At tgs, we carry out our processes in accordance with the following principles:

•Management of the context and stakeholders’ due diligence to determine and address emerging risks and opportunities.

•Identification of hazards and risk control to prevent injuries and provide safe and healthy work conditions.

•Environmental protection, including pollution prevention and minimization of environmental impacts derived from our activities.

•Fulfilment of our clients’ needs and expectations, prioritizing the quality of our products and services, competitiveness and profitability.

•Compliance with legal and other requirements.

•Clear and transparent communication that facilitates channels for queries and the participation of every worker at all company levels.

•Culture of achievement, through the management of goals and indicators.

•Development and growth of our employees, promoting improvement in their competences and raising of their awareness.

In 2024, we successfully passed the Recertification Audit of ISO 14001:2015 / ISO 9001:2015 and ISO 45001:2018.

SUSTAINABILITY MANAGEMENT

We believe sustainability is not only a commitment, but a key engine to drive growth and transformation. Our ESG strategy positions sustainability as a business challenge that drives our development and strengthens our management capacity. Based on the environmental, social and governance pillars (ESG) identified as key drivers, we move forward to a comprehensive and resilient management model.

That is why our social investment programs strategy and development follow the guidelines of the United Nations 2030 Agenda. Through a thorough work we selected 9 of the 17 Sustainable Development Goals (SDG) considered priority for our company, to be able to focus and strengthen our efforts to contribute to specific goals.

The programs detailed below were promoted in line with SDG N° 4 related to Quality Education:

“Learn a Trade Program in Bahía Blanca and Neuquén”. This program has been carried out since 2007 in cooperation with La Piedad Technical Institute (“ITLP”, according to its acronym in Spanish). Its aim is to impart training in trades to unemployed young people, empowering them through the acquisition of skills. It was expanded to Neuquén with the cooperation of the San José Obrero School. It offers courses of carpentry, 3D printing, metal mechanic and basic welding. Since the launching of the program, we have trained over 1,500 persons.

Since its beginnings, this program has adopted new modalities and we encourage the training in trades at other organizations. One of these related lines, related to the SDG N° 8 “Decent work and economic growth”, is “Women in Circle”. This action seeks to generate an active commitment to gender equity in the community development. To such purpose, we sealed an Alliance with the Fundación Estudios Patagónicos and conducted two trainings in trades where the participation of women is sought.

Another initiative is “More work, less recidivism”, through which people deprived from their freedom can get access to training in trades, seeking to reduce their levels of recidivism through work opportunities. Thus, employment and decent work are promoted and training opportunities are offered through projects aiming at the responsible use of natural resources, boosting innovation and entrepreneur spirit, solidarity actions and social responsibility.

Schools Infrastructure Improvement Program Started in 2018, this program aims at improving public educational institutions to increase graduation rates, reduce grade repetition and school drop-out and strengthen socio-emotional skills. We cooperate with government authorities and— after works are conducted— we impart awareness workshops to generate a sense of belonging among students. The program aims at strengthening educational quality and the local community. Over the last years, we have repaired over 20 educational facilities.

Scholarship program – (“Haceme el Aguante”: support me): This scholarship program, driven by tgs, is operated at the San José Obrero school in Neuquén. Its objective is to increase opportunities for young people in vulnerability contexts. Scholarships comprise specialized areas such as Industrial Mechanics, Electricity, Carpentry and more. The equitable distribution of scholarships between genders shows our commitment to give a significant boost to education and the development of talented young people.  We have increased scholarships by 20%, which in this year went up to 25.

The Social Investment Programs we carry out reflect our commitment with the community where we are present, our objective to generate a positive impact on the people who live in the vicinities. In light of that, we have broadened our look to integrate new approaches, such as development in culture, sports and personal and socio-economic aspects.

-The” Getting close to Basket” program, is focused on teenagers and the practice of sports as the means to socialize, gather and nurture good values. We offer basket classes to promote healthy habits and the overall development of teenagers. This action is carried out jointly with DUBA (Bahía United Disabled) an institution that works for the inclusion of disabled people in the practice of the different sports adapted to their abilities, helping them to better themselves, improve their self-esteem and integrate to society.

Committed to safety in the community, we executed several communication actions within the framework of Damage Prevention Programs, with the aim of preventing incidents at natural gas facilities and pipelines. Actions included informative visits along with local firemen , trainings and talks with officers in charge of public works.

In June we presented the 13° edition of the ESG Report, presenting GRI and SASB indicators, thus renewing once again our commitment to the Global Compact Principles. The 2023 ESG Report was acknowledged and prized at the Eikon Prizes and at the Social Ecumenic Forum.

With reference to said ESG Report, this year we conducted a double materiality analysis, which led to the definition of the IROs that propose new material issues to be addressed in our oncoming ESG report. This year we also conducted a verification process to work on certain indicators.

To conclude, we would like to highlight that through our Foundation, in 2024 we supported different non-profit organization projects, Fire Brigades, Hospitals, Indigenous Communities, etc.

6-c) GOVERNANCE

Corporate Governance

One of our main cornerstones is our ethical and transparent performance, so we strive to implement the best Corporate Governance practices, in line with market international trends and local and foreign regulations in force, with the aim of protecting and maintaining our investors and the community on the whole and fostering transparency in our actions. Over the last years, the legal framework protecting minority investors has considerably widened, particularly in the United States and several European countries. Since then, Corporate Governance has become a matter of more and more relevance to ensure the transparency of the actions of any company listed in the Stock Exchange before the eyes of their investors and the community on the whole.

TGS Governance and Auditing Structure

Board of Directors

Our Board of Directors runs the operations of our Company. tgs Bylaws stipulate that our Board of Directors shall be constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law, the Board of Directors shall meet at least once every three months.

On December 18, 2019, tgs’ Board of Directors approved its Internal Rules of Operations, which include guidelines for the diligent fulfillment of its duties.

The Board of Directors currently in office was appointed by the Ordinary, Extraordinary and Special Shareholders Meetings dated April 17, 2024 (“Shareholders Meeting 2024") and its distribution of roles and responsibilities was also decided on the meeting held on the same date. It shall be in office until the Shareholders Meeting analyzes the financial statements as of December 31, 2024.

Members of the Management

The members of tgs Management as of the date of the issuance of the present Annual Report are:

Statutory Audit Committee

The Statutory Audit Committee is our controlling body, set up in accordance with the provisions of Section 284 of Argentine Corporate Law. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the regular Statutory Auditors and their replacements must be appointed by Class “A” shares holders. The remaining Statutory Auditors and his/her replacements shall be appointed by the remaining holders of ordinary shares. The members of the Statutory Audit Committee are appointed at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Executive Committee

Its role is to ensure an optimal corporate management under the terms of Section 269 of the Argentine Corporate Law. In accordance with the Corporate Bylaws’ provisions, it is made up of by 4 members, who were appointed by the Board of Directors held on April 17, 2024 for the term of one year until the Shareholders Meeting considers the financial statements as of December 31, 2024. The current members are: Horacio Jorge Tomás Turri, Luis Alberto Fallo, María Carolina Sigwald and Pablo Viñals Blake.

Audit Committee

In accordance with the Argentine Public Offering Law, companies that offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. The present Audit Committee is as follows:

Corporate Governance Policies

We permanently seek to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main objective of protecting and enhancing our Company’s value for all our shareholders.

tgs Corporate Governance practices are regulated by applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the CNV and other entitled entities, our bylaws, as well as other documents approved by the tgs Board of Directors. Besides, as TGS is listed in the Securities and Exchange Commission (“SEC”) and its shares are listed in the New York Stock Exchange (“NYSE”), we are also subject to the standards and regulations of both the NYSE and the SEC.

Our Corporate Governance goals are to ensure:

•Greater transparency in our performance, through the outlining of a culture of integrity and clarity in our business management.

•Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and adoption of policies addressed to achieve effective risk management.

•Proper allocations of accountability. Clear delineation of the scope of responsibility undertaken by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

Among the measures implemented by tgs to ensure transparency in our actions, we can point out at — among others— the following components articulated into an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401:

Code of Conduct

Our Code of Conduct governs the behavior of our Directors, Statutory Auditors, members of the Management and employees of both TGS and its controlled company. Furthermore, we seek to ensure acceptance of the Code by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at the Company. It outlines several obligations and among other things, it declares the prohibition to forge or tamper with any information or documentation, behave in a manner that may generate damage to our Company or obtain any personal benefit that goes against the interests of the Company. It also stipulates that those who release information to the market must have full knowledge of and abide by CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud Policy

The Board of Directors of tgs has issued an Antifraud Policy, the aim of which is to outline roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said Policy establishes the mechanisms devised for the reception of infringements reports, such as the Ethics Line through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Dividends Distribution Policy

Through the Dividends Distribution Policy, the Board of Directors has set out guidelines that aim at maintaining an adequate balance between the amounts to be distributed as dividends and tgs’ investment plans. Decisions shall be made seeking to ensure a reasonable management of business and balance in tgs financial condition.

Sustainability Policy

It provides the overall guidelines for conveying our sustainability vision into the development of our strategies and action programs, consistent with business continuity and promoting bonds with our stakeholders.

Best Stock Market Practices Policy

It has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure

By means of this Policy, we have devised mechanisms to detect and disclose transactions with related parties, under the terms of Argentine Public Offering Law N° 26,831.

Anti-Money Laundering Policy

This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards on this issue. It is applicable to all tgs’ directors, statutory auditors and employees.

Policy of Recovery of Compensations Erroneously Awarded to Executive Officers in Financial Information

In 2023, we outlined this policy to meet the standards approved by the USA SEC for companies listed in NYSE and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). The mentioned standards aimed at regulating an eventual recovery of compensations (bonds) erroneously awarded (“claw back”) to members of the Management Committee. Our policy was approved by the Board of Directors of tgs on November 6, 2023

Cybersecurity Policy

After the SEC issued new requirements that seek to regulate the information that companies disclose regarding material cybersecurity incidents as from December 18, 2023, at the Board of Directors Meeting held on November 6, 2023 we approved amendments to the Cybersecurity Policy, the Cybersecurity Incidents Management and the Systems Emergency Plan.

The policies seek not only to comply with the current regulations on the topic but also to provide transparency in the disclosure and manage cybersecurity incidents more efficiently.

The Board of Directors expressly delegates in the Executive Committee the assessment of the incident materiality and if applicable the reporting of the incident. In order to determine cybersecurity incidents materiality, the following impacts shall be assessed: economic-financial or business, legal or regulatory, company reputation, people safety, quality and rendering of services, environment and /or stakeholders. We also conducted the annual revision of the cybersecurity risks matrix.

tgs Risk Management

One of the pillars of tgs strategic planning is the permanent assessment of the environment, to guarantee the adaptation of the Company to an uncertain context in continuous transformation. Risk management is, in particular, one of the essential tools to fulfil the need to adapt to the environment.

tgs has a Global Risk Management Policy approved by the Board of Directors of the Company. Said Policy establishes a continuous and systematic risk management that ensures treatment of them with effectiveness and efficiency, so as to guarantee an adequate follow-up of all those events that may negatively affect the objectives of the Company. Thus, this Policy develops a framework and a procedure for risk management in the different processes and activities of the Company, outlining criteria for identification, analysis, risk assessment as well as treatment and follow-up of same.

The Policy establishes that the ultimate responsibility falls upon the members of the Management, whereas the responsibility for the implementation, maintenance and improvements corresponds to the Planning and Risk Department.

The Company Management, based on its sustained commitment with risk management, seeks to include it in the organizational culture, integrating it to the usual management of each process.

The Audit Committee performs a regular monitoring of the company risk management, following up the results of the different performed assessments, the issuance of internal regulations, the advance status of undertaken plans and the several new developments on the matter.

Among the risks managed by the Company, we can identify facilities’ risks, projects’ risks, environmental hazards and aspects, fraud risk, risk of corruption with the public sector, cyber security risks and strategic risks. The latter include all those risks whose occurrence may prevent the fulfillment of the Company strategic objectives and are monitored in a direct and permanent manner by the Management, to guarantee an adequate response through timely decision-making.

Thus, the usual process of strategic risk management contemplates that once certain risk has been identified, the existent controls and mitigating factors must be surveyed, weighed and mapped based on impact and likelihood factors. We also determine the “risk appetite” or acceptable level so that —according to the gap between such risk level and the performed assessment—, we can establish the need to implement specific action plans, which are then followed-up to determine their advance status and effectiveness in light of the pursued objectives.

tgs investments plan is based on risk prioritization, contemplating among others risks of different natures: operative, environmental, safety, impact on community, non-compliance with requirements, cybersecurity.

In 2024, we kept consolidating processes related to our corporate risk management, seeking to engage all the required areas in order to build a true risk management culture.

On the topic of ESG (environment, social and governance), we conducted a double materiality analysis that led to the identification of several impacts, risks and opportunities related to sustainability. Within this framework, we created a new category labelled as “ESG Risks” in the Strategic Risk Matrix, which integrates risks previously identified and managed with new risks identified in the double materiality process. Thus, all the ESG risks will be followed up within the standard Strategic Risks process. On the other hand, in the year 2024 we assessed the physical risks derived from climate change, with the purpose of starting to delineate a climate resilience strategy.

7. Financial Assets

Shareholding Structure as of December 31, 2024

tgs shares are listed in the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) in the domestic market and in the form of American Depositary Receipts (“ADR”) —representing 5 shares each— in the NYSE, which are registered in the SEC.

In 2024, tgs celebrated 30 years of being listed in the NYSE, clearly a landmark that proves our transparent performance, financial soundness and sustained growth, which consolidates the Company as a key player in the regional energy industry. Being listed at the New York Exchange has been a main cornerstone to get access to international capital markets, which enabled us to expand our infrastructure, update our operations and be part of the growth of Vaca Muerta.

tgs has 794,495,283 issued shares, out of which 752,761,058 shares are in circulation. As of December 31, 2024, our treasury stock amounts to 41,734,225 of our own shares, representing 5.25% of our common stock. Our main shareholders are:

The graph below shows the evolution of tgs price per share in BYMA (Argentine Stock Exchanges and Markets), the ADR price evolution and their comparison against other market variables:

Source: our own preparation based on market information (BNA, NYSE, BYMA).

On February 5, 2025, as a consequence of S&P Global Ratings upgrading of our Argentina’s country Transfer and Convertibility (T&C) rating, tgs debt rating was also upgraded from "CCC" to "B-" both in domestic and overseas markets.

Financing sources

Class 3 Notes (“2031 Notes”)

On July 24, 2024, tgs issued Class 3 Notes, denominated in United States dollars, for a face value of US$ 490,000,000, regulated under the Law of New York, accruing interest at a fixed nominal rate of 8.5% and due on July 24, 2031 (hereinafter, the “2031 Notes”). Such 2031 Notes were issued under the framework of a short-term and medium-term non-convertible bonds issuance program, with a maximum outstanding amount of up to US$ 2,000,000.000 (or its equivalent in other currencies), approved by the CNV. This notes placement was one of the first Argentine international transactions after many years with no Argentine issuances in the international capital market.

The terms of the 2031 Notes are:

The proceeds derived from this issuance were allocated to cancel the outstanding amount of the 2025 Class 2 Notes maturing in May 2025, conducted through a purchase bid launched simultaneously with the bond issuance and the anticipated redemption of the outstanding 2025 Bonds.

Financial leases

On August 11, 2016 we entered an agreement with Petrobras (presently, Pampa Energía) to finance the acquisition of assets belonging to the treatment and compression plant located in the area of Río Neuquén. It consists in the payment of 119 consecutive monthly installments of US$ 623,457, not including taxes, and a purchase option for same amount payable upon the finalization of the 120th  month of the term of the agreement.

In January 2023, we entered into a new financial lease. It is denominated in United States dollars and payable in fixed monthly installments until December 2027.

Bank loans

The table below presents a breakdown of bank loans as of December 31, 2024:

Currency	Amount (in thousands)	Average interest rate	Maturity
US$	25,422	5.97%	Between January and May 2025

On the other hand, the financial indebtedness of the controlled company Telcosur as of December 31, 2024 is as follows:

Amount in US$	24,000,000
Interest rate	annual 1,5%
Amortization	January 28, 2025
Interest payment frequency	Upon maturity
Collateral	Fixed-term deposit in foreign currency (1)

(1)Included as “Non-current financial assets at amortized cost.”

On January 23, 2025, Telcosur extended the maturity of the above-mentioned loan until July 28, 2025.

tgs indebtedness’ maturities profile is as follows:

Financial Overview

Throughout the year 2024, tgs maintained its sound financial condition. Our main sources of liquidity were the cash flows of our operations, our return to international capital markets with the issuance of the 2031 Bond mentioned above and access to first-rate entities credit lines, in view of the existing limitations and the macroeconomic conditions that marked the 2024. For further information, see, “Financing Sources”.

During the reported year, the BCRA continued limiting, though to a lesser extent than in 2023, the purchase of foreign currency for the payment of goods and services imports. However, tgs managed to obtain the currency required to conduct such payments, without significantly impacting business operations. For further information, see, “2. Macroeconomic Context - 2.1.  Argentine scenario”.

Given the situation described in the preceding paragraphs, we had to obtain further financing for the amounts of US$ 54 million and EUR 1.2 million (after having cancelled US$ 88.1 million and all the balance of the debt denominated in EUR in the same year). As of December 31, 2024, our short-term indebtedness with renowned financial entities amounts to US$ 25.2 million.

In 2024, the United States dollar exchange rate went up by 27.7%, from $ 808.45 as of December 31, 2023 to $ 1,032 as of December 31, 2024. On the other hand, prices evolution measured by the CPI rose by 117.8% in year-over-year analysis.

Net cash flows applied to investment activities amounted to Ps. 384,898 million, mainly attributable to higher payments related to the acquisition of PPE given our commitment to the development of Vaca Muerta and financial collocations not considered as funds in accordance with the IFRS.

In order to preserve the value of dollars in cash, funds are invested in low risk and high liquidity financial assets and in private bonds of first-class Argentine companies. In 2024 we prioritized dollar-linked funds collocations to mitigate the exchange rate risk in our net liabilities in dollars.

To minimize the negative impact of the exchange rate on our financial indebtedness, tgs adopted a conservative approach. Hence, as of December 31, 2024 we have approximately 81% of funds collocations overseas denominated in United States dollars or adjusted by said variable.

The table below presents our fund applications as of December 31, 2024:

Throughout the years, our operation cash flows have been affected by the insufficient updating of natural gas transportation tariffs in spite of soaring inflation levels. The 675% tariff increase obtained as from April 2024 added to subsequent monthly increases will finally restore the financial situation of the Natural Gas Transportation Segment, provided the five-year tariff review is finalized.

It is worth highlighting the solid financial position we have been able to develop, based on a strong cash generation, a relatively low level of indebtedness and revenues mainly denominated in United States dollars in the Liquids Production and Commercialization and Midstream segments. However, the situations described in the present Annual Report, and the impact of the main national and international macroeconomic variables on international financial markets may negatively affect our financial condition and our clients’ as well, which might derive into the deterioration of our capacity to generate cash to meet our financial obligations and capital expenditures.

In the short term, the most significant factors that impact on cash flows generation are: (i) international Liquid prices fluctuations, (ii) Liquids production levels, (iii) fluctuations in the price of natural gas used as PTR, (iv) natural gas production in Vaca Muerta, v) dollar exchange rate variations and vi) regulated Natural Gas Transportation segment tariffs.

8. ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013") and considering Resolutions No. 1,660 and No. 1,903 issued by the ENARGAS.

These consolidated financial statements were jointly audited by Price Waterhouse & Co. S.R.L., and Pistrelli, Henry Martin y Asociados S.A.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2024.

8.a. Results of operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2024 (“FY2024”) and December 31, 2023 (“FY2023”):

Activities of the Company in FY2024 and FY2023

Revenues

Total revenues for FY2024 increased by Ps. 233,714 million compared to FY2023, mainly as a result of the increase in revenues from the Natural Gas Transportation and Midstream business segment.

Natural Gas Transportation

During FY2024 revenues from the Natural Gas Transportation business segment accounted for 36% of tgs total revenues (22% for FY2023). Of the total revenues in this business segment, 84% and 82% corresponded to firm contracted capacity services for the years 2024 and 2023, respectively.

Revenues from the Natural Gas Transportation segment during FY2024 reached Ps. 441,126 million (Ps. 215,700 million in FY2023). The increase of Ps. 225,426 million is due to the positive impact of transitional tariff increases received during 2024, as explained below. This effect was partially offset by the negative impact of inflation adjustment.

On March 26, 2024, tgs and ENARGAS entered into a Tariff Transitory Adjustment Agreement (the “Tariff Agreement”), which provides for a 675% transitional adjustment in natural gas transportation tariffs effective as of April 3, 2024, pursuant to Resolution No. 112/2024 issued by ENARGAS (“Resolution 112”). Resolution 112 provides that, as from May 2024 and until the RQT process is completed, the tariffs will be adjusted monthly based on a composite index (the “Transitional Adjustment Index”) by the wage index, the wholesale price index and the construction cost index.

During the following months, ENARGAS notified the licensee companies of the postponement of previously scheduled monthly adjustment. Additionally, it announced that the Transitional Adjustment Index would be replaced by an adjustment index based on expected inflation to be communicated by the Ministry of Economy.

On August 1, September 2, October 1, November 4, December 4, 2024 and January 1 and February 1, 2025, ENARGAS issued new transition tariff charts contemplating increases of 4%, 1%, 2.7%, 3.5%, 3%, 2.5% and 1.5%, respectively.

For more information regarding the Company's tariff situation, see "4. Businesses in 2024. Natural Gas Transportation", of this Annual Report.

Liquids Production and Commercialization

Revenues from the Liquids Production and Commercialization segment amounted to Ps. 556,662 million in 2024 (Ps. 21,311 million lower than in 2023). This negative effect was mainly due to the fall in prices and volumes of ethane sold and the lower volume of natural gasoline dispatched. These effects were partially offset by the higher volumes of propane and butane sold and the increase in international reference prices.

Total volumes dispatched decrease by 51,836 tons or (5%). The table below shows the breakdown of the variation by product type and market:

For more information regarding the evolution of the businesses in this business segment during 2024, see “4. Businesses in 2024. Liquids Production and Commercialization”, of this Annual Report.

Midstream and Telecommunications

Midstream and telecommunications revenues increased by Ps. 29,598 million in 2024 compared to 2023. This increase is due to higher revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta. These effects were partially offset by the negative variation in the real foreign exchange rate.

In October, the first module was put into operation, allowing for an increase of 6.6 MMm³/d in the conditioning capacity of the Tratayén plant, reaching a total capacity of 21.4 MMm³/d. It is worth noting that the entire project, which will require an investment of approximately US$ 350 million, will enable tgs to have a total conditioning capacity of 28 MMm³/d by the first quarter of 2025, when the final module, currently in the installation process, becomes operational.

For more information regarding the evolution of the businesses in this business segment during 2024, see “4. Businesses in 2024. Midstream and Telecommunications”, of this Annual Report.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to FY2024 decreased by Ps. 30,936 million, 4.2% compared to the same period of the previous year. This variation is mainly due to the decrease in the cost of natural gas processed at the Cerri Complex (mainly due to a decrease in the price, measured in constant Argentine pesos). These effects were partially offset by higher: (i) fees and third-party services, (ii) repair and maintenance expenses, and (iii) taxes, rates, and contributions (mainly due to an increase in gross income tax and export duties resulting from higher revenues).

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for FY2024 and FY2023:

Reversal of impairment of property, plant, and equipment

The reversal of impairment of property, plant, and equipment corresponds to the assets in the Natural Gas Transportation segment, in accordance with the projections and recoverability analyses conducted under International Accounting Standard 36 (IAS 36).

Other operating results

Other operating results experienced a positive variation of Ps. 2,468 million, mainly due to the recovery of provisions carried out in 2024 amounting to Ps. 3,843 million and the collection of insurance claims totaling Ps. 1,105 million. These effects were partially offset by the write-down of property, plant, and equipment assets amounting to Ps. 1,850 million.

Financial results

In FY2024, financial results showed a positive variation of Ps. 180,050 million with respect to FY2023. The breakdown of net financial results is as follows:

This positive variation is mainly due to the lower negative net foreign exchange difference after the variation in the exchange rate registered in mid-December 2023. The selling peso/US dollar ended exchange rate closed at a value of Ps. 1,032.00 per US dollar as of December 31, 2024, representing an increase of approximately 28% (or Ps. 223.55 per US dollar) compared to the exchange rate observed at the closing of FY2023. As of December 31, 2023, said rate had increased by 356% (or $631.29 for each US dollar) regarding its quote at the closing of the FY2022. Meanwhile, tgs's net liability position in US dollars was reversed in 2024, becoming an asset by the end of that year.

Likewise, as a result of the deceleration of inflation and the net active monetary position, the net monetary position recorded a loss in FY2024 that was Ps. 73,674 million lower than the loss recorded in Fiscal Year 2023.

The effects mentioned above were partially offset by the negative variation in results generated by financial assets.

8.b. Liquidity

The Company’s primary sources and application of funds during FY2024 and FY2023 were the following:

Cash Flows provided by operating activities increased by Ps. 71,349 million, mainly due to lower income tax payments and a higher variation in working capital.

Cash flows used in investing activities decreased by Ps. 64,628 million mainly driven by lower payments for the acquisition of investments not considered funds, according to Accounting Standards IFRS.

Regarding the cash flow used in investing activities, it amounted to Ps. 31,348 million compared to Ps. 53,685 million for FY2023. This effect was mainly due to the net repayment of financial debts in Fiscal Year 2024, whereas in Fiscal Year 2023, a net borrowing was recorded.

8.c. Fourth quarter 2024 (“4Q2024”) vs Fourth quarter 2023 (“4Q2023”)

The following table presents a summary of the consolidated results of operations for 4Q2024 and 4Q2023:

During 4Q2024, the Company obtained comprehensive income of Ps. 129,619 million, compared to comprehensive loss of Ps. 51,090 million obtained in the same period of 2023.

Total revenues for 4Q2024 increased by Ps. 125,308 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation segment in 4Q2024 increased by Ps. 89,710 million, compared to 4Q2023. This positive variation was due to the tariff increases effective from April 1, 2024, of 675% nominal and the successive monthly tariff updates mandated by ENARGAS.

For the Liquids Production and Commercialization segment, revenues increased by Ps. 38,434 million in 4Q2024, mainly as a result of higher volumes of propane and butane dispatched and the increase in international reference prices and butane sold in the local market. These effects were partially offset by the decrease in the exchange rate measured in homogeneous currency and the drop in the price of ethane.

Regarding the total volumes dispatched from the Cerri Complex, they increased by 25% or 67,732 tons, highlighting the increase in exported propane and butane.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

The Midstream business segment reported a slight decrease of Ps. 2,835 million, mainly explained by the negative impact of the exchange rate measured in homogeneous currency, an effect that was partially offset by higher natural gas transportation and conditioning services in Vaca Muerta, as well as operation and maintenance services.

Cost of sales and administrative and commercialization expenses for 4Q2024 amounted to Ps. 192,078 million (compared to Ps. 173,237 million in 4Q2023), which represented an increase of Ps. 18,841 million. This variation is mainly due to higher: (i) expenses for asset repair and maintenance, (ii) cost of natural gas processed at the Cerri Complex (higher consumption, partially offset by the lower price measured in homogeneous currency), and (iii) taxes, fees, and contributions (increase in gross income and withholdings due to higher sales revenue) and third-party fees and services.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 4Q2024 and 4Q2023:

In 4Q2024, financial results suffered a positive variation of Ps. 154,002 million, compared to those registered in the 2023 period. This variation is mainly due to the lower negative exchange difference and the loss on monetary position, effect of the net active monetary position. These effects were partially offset by the lower results obtained from the change in the fair value of financial assets.

8.d. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of December 31, 2024, 2023, 2022, 2021 and 2020:

8.e. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the years ended December 31, 2024, 2023, 2022, 2021 and 2020:

8.f. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the years ended December 31, 2024, 2023, 2022, 2021 and 2020:

8.g. Statistical Data (Physical units)

8.h. Comparative Ratios

8.i. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2024	2023	2022	2021	2020
January	3,798.35	830.00	225.00	151.65	104.30
February	2,779.95	834.55	232.60	138.85	93.15
March	3,279.35	824.75	262.80	139.10	72.15
April	3,862.20	1,037.90	262.35	139.35	101.80
May	4,900.00	1,201.15	282.15	152.20	121.50
June	5,164.75	1,414.60	260.50	156.65	114.10
July	4,550.00	1,362.95	349.65	159.05	141.35
August	4,995.00	1,980.00	393.50	193.25	123.85
September	4,550.00	1,700.00	462.50	192.00	116.60
October	5,300.00	1,751.70	536.75	217.30	152.95
November	6,600.00	2,410.00	645.80	184.55	162.50
December	7,020.00	2,956.15	811.05	181.10	153.15

9. Board of Directors’ Proposal regarding the application of Results

The chart below provides a breakdown of our retained earnings as of December 31, 2024 and our proposal for its distribution. Our proposal includes, after the reversal of the Balance of the former “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends” constituted by tgs Ordinary Shareholders Meeting dated April 17, 2024, the creation of a further “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends”. In light of our new businesses outlook and the challenges we are facing in this oncoming fiscal year, it might be destined to: (i) future investmens related to the projects and businesses outlined in the Company’s business plan and and/or (ii) the payment of future dividends subject to the financial condition of the Company and the macroenconomic variables and/or (iii) the buyback of shares within the plan approved by the Board of Directors of the Company.  The mentioned reserve might be fully or partially distributed by the Board of Directors —as long as its use is not required in accordance with the provisions of subsections c) and e) of item 11, section 3, Chapter III Title IV of the CNV Standards (N.T. 2013), which with reference to treasury stock, based on the destination, opportunity and amount determined by the Board and approved by the Shareholders Meeting , in line with a reasonable management  criteria as outlined by applicable regulations and considering for such purposes, the economic  financial condition of the Company and its future outlook.

In thousands of Argentine pesos as of December 31,2024
Reserve for future investments, buyback of our own shares and/or payment of dividends	1,079,251,752
2024 Net Income	370,163,706
Total	1,449,415,458

Proposal:

Total reversal of reserves for future investments, buyback of our own shares and or payment of dividends

Increase in legal reserve

Creation of a reserve for future investments, buyback of our own shares and or payment of dividends

1,079,251,752 18,508,185 1,430,907,273

Autonomous City of Buenos Aires, February 27, 2025.

          Luis Fallo

Vice-Chairman acting as Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

| | Notes | 2024 | 2023 | 2022 |
|---|---|---|---|---|
| Revenues | 8.h. | 1,219,766,287 | 986,052,768 | 1,115,696,199 |
| Net cost of sales | 8.i | (575,240,137) | (620,072,661) | (651,289,136) |
| **Gross profit** | | **644,526,150** | **365,980,107** | **464,407,063** |
| Administrative expenses | 8.j. | (47,427,682) | (44,522,329) | (39,022,685) |
| Selling expenses | 8.j. | (77,239,778) | (66,247,822) | (69,193,916) |
| Other operating results, net | 8.l. | 815,391 | (1,652,362) | (518,759) |
| Reversal of Impairment of Property, plant and equipment | 5.a. | 39,625,359 | - | - |
| **Operating profit** | | **560,299,440** | **253,557,594** | **355,671,703** |
| **Net financial results** | | | | |
| Financial income | 8.k. | 116,195,431 | 641,108,048 | 201,925,553 |
| Financial expenses | 8.k. | (207,479,604) | (1,096,881,998) | (399,450,268) |
| Other financial results | 8.k. | 162,251,162 | 420,365,449 | 150,542,585 |
| (Loss) / Gain on net monetary position | 8.k. | (49,407,255) | (123,081,449) | 25,553,954 |
| **Total net financial results** | | **21,559,734** | **(158,489,950)** | **(21,428,176)** |
| Share of profit / (loss) from associates | 11 | 243,800 | (66,198) | 611,256 |
| **Net income before income tax** | | **582,102,974** | **95,001,446** | **334,854,783** |
| Income tax expense | 14 | (211,939,479) | (43,787,727) | (115,697,238) |
| **Net income for the year** | | **370,163,495** | **51,213,719** | **219,157,545** |
| **Other comprehensive results** | | - | - | - |
| **Total comprehensive income for the year** | | **370,163,495** | **51,213,719** | **219,157,545** |
| **Total comprehensive income attributable to:** | | | | |
| Owners of the Company | | 370,163,706 | 51,212,469 | 219,157,465 |
| Non-controlling interests | | (211) | 1,250 | 80 |
| **Total comprehensive income for the year** | | **370,163,495** | **51,213,719** | **219,157,545** |
| **Total comprehensive income per share attributable to owners of the Company:** | | | | |
| Weighted average number of outstanding ordinary shares | | 752,761,058 | 752,761,058 | 752,761,058 |
| Basic and diluted earnings per share | | 491.74 | 68.03 | 291.14 |

The accompanying notes are an integral part of these consolidated financial statements.

Luis Fallo

Vice-Chairman acting as Chairman

1

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3)

Notes	2024	2023
ASSETS			
Non-current assets			
Property, plant and equipment	12	2,384,877,108	2,162,194,240
Investments in associates	9	1,225,330	981,530
Financial assets measured at amortized cost	8.m.	-	233,423,075
Deferred income tax assets	14	4,914	-
Other receivables	8.a.	437,399	78,380
Total non-current assets		**2,386,544,751**	**2,396,677,225**
Current assets			
Other receivables	8.a.	51,807,641	81,116,032
Inventories		3,664,704	16,700,896
Trade receivables	8.b.	156,016,473	110,627,111
Contract assets		26,063	43,383
Financial assets measured at amortized cost	8.m.	271,609,495	229,365,109
Financial assets at fair value through profit or loss	8.n.	464,955,449	473,717,157
Cash and cash equivalents	8.c.	59,973,684	14,370,655
Total current assets		**1,008,053,509**	**925,940,343**
Total assets		**3,394,598,260**	**3,322,617,568**
EQUITY			
Common stock		738,540,164	738,540,164
Treasury shares		40,945,570	40,945,570
Cost of acquisition of treasury shares		(74,082,856)	(74,082,856)
Additional paid-up capital		(21,490,781)	(21,490,781)
Legal reserve		100,182,840	97,622,216
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,079,251,752	1,030,599,907
Accumulated retained earnings		370,163,706	51,212,469
			-
Equity attributable to equity holders of the parent		**2,233,510,395**	**1,863,346,689**
Non-controlling interests		1,784	1,995
Total equity		**2,233,512,179**	**1,863,348,684**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	178,701,020	184,193,701
Taxes payables	8.f.	-	204,959
Contract liabilities	8.d.	111,716,068	119,360,467
Loans	13	501,713,249	895,185,496
Total non-current liabilities		**792,130,337**	**1,198,944,623**
Current liabilities			
Provisions	15	421,095	5,388,809
Contract liabilities	8.d.	7,462,653	9,835,782
Other payables	8.e.	243,983	161,960
Taxes payables	8.f.	10,773,589	5,527,089
Income tax payable		175,487,218	3,102,955
Payroll and social security taxes payable	8.o.	19,448,300	13,556,405
Loans	13	78,396,382	131,893,312
Trade payables	8.g.	76,722,524	90,857,949
Total current liabilities		**368,955,744**	**260,324,261**
Total liabilities		**1,161,086,081**	**1,459,268,884**
Total equity and liabilities		**3,394,598,260**	**3,322,617,568**

The accompanying notes are an integral part of these consolidated financial statements.

Luis Fallo

Vice-Chairman acting as Chairman

2

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Vice-Chairman acting as Chairman

3

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Vice-Chairman acting as Chairman

4

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Dedicated Branch

On November 4, 2024, the Board of Directors of the Company decided to establish the Dedicated Branch Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1 (hereinafter “Dedicated Branch”), to request adherence to the Large Investment Incentive Regime (“RIGI”), in relation to the project to expand the transportation capacity of the Perito Francisco Pascasio Moreno Gas Pipeline (“Perito Moreno Gas Pipeline”), on the Tratayén – Salliqueló route.

The RIGI promotes investment in projects that qualify as large long-term investments in Argentina by granting a series of tax, customs, and exchange incentives, as well as an efficient system for the protection of rights and resolution of disputes. Projects that adhere to the RIGI must be developed in specific sectors defined by Law 27,742 and Decree 749/2024, including the activities of Transportation and Storage of oil and gas.

The Dedicated Branch will have the sole purpose of executing of a unique project in the oil and gas sector, which involves transportation capacity of section I of the Perito Moreno Gas Pipeline, on the Tratayén - Saliquelló route and the exploitation of the project. This includes transporting, using and/or disposing of the natural gas transportation capacity resulting from the expansion project for itself or third parties through any title, modality or figure permitted by applicable regulations. For such purposes, the Dedicated Branch may carry out all those activities that are accessory, complementary and/or subsidiary to the execution, operation and maintenance of said project (including but not limited to the construction, operation and/or maintenance of pipelines, facilities and/or plants) and the transportation and/or disposal of hydrocarbon transportation capacity under the terms permitted by applicable laws; having full legal capacity to acquire rights and/or enter into obligations and/or perform all acts that are not prohibited by law or its bylaws (including fulfilling mandates and commissions). To achieve its purpose, it may also carry out any type of financial operations in general, excluding those provided for in the Financial Institutions Act.

5

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

On December 2, 2024, the Dedicated Branch was registered in IGJ.

As of the date of issuance of these consolidated financial statements, the National Government has not issued the tender.

For more information, see note 17.d) Regulatory framework – Dedicated Branch.

Major Shareholders

tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), holds 51% of the common stock of the company, the National Social Security Administration (“ANSES”) holds 24% and the remaining 25% is held by the investing public (tgs has 5.25% of the shares in the portfolio).

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2024:

CIESA
51%
PUBLIC OFFERING
44%
(FGS-ANSES: 24%,
BYMA: 8%, NYSE: 12%)
TREASURY SHARES
5%
tgs
Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1 ("Dedicated Branch 1")
TELCOSUR S.A.
TGS 99.98%
Pampa Energía S.A. 0.02%
GAS LINK S.A.
TGS 49%
Shell Argentina S.A. 25.50%
Pan American Sur S.A. 20.40%
Wintershall Dea Argentina S.A. 5.10%
UT TGS-SACDE

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

6

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Among the main macroeconomic variables for 2024 we can mention:

•The CPI for 2024 was 117.8%, while the CPI for 2023 was 211.4%. After taking office on December 10, 2023 and raising the official exchange rate from $366 to $800, inflation for the month of December 2023 registered a variation of 25.5%, the highest in the last 3 decades. In 2024, meanwhile, after increases of 20.6%, 13.2% and 11% were recorded in the first 3 months of the year, the speed of inflation slowed down to 2.7% in October, the lowest figure in 3 years.

•The IPIM variation for the year 2024 was 67.1%, having accumulated 276.4% in 2023.

•Following the aforementioned devaluation of the Argentine peso on December 12, 2023, the Argentine government defined a stable devaluation path of 2% per month for the US currency. The exchange rate, as published by the BNA, ended 2024 at $ 1,032.00 per US dollar, while as of December 31, 2023, it was $ 808.45 at the end of 2023 (representing an increase of approximately 27.7%, below the inflation measured by the CPI). Regarding the exchange rate gap, at the time of the current administration's assumption of office, it was above 150%, while at the end of 2024 it was 13% approximately.

•The risk premium paid on Argentine debt, measured by the EMBI+ prepared by JP Morgan, stood at around 1,906 points as of December 31, 2023. As of December 31, 2024, it was 635 points.

•Economic activity: GDP showed a decline of 2.1% in the third quarter of 2024, compared to the same period of the previous year. Meanwhile, in November 2024, the monthly economic activity estimator (“EMAE”) recorded a year-on-year decline of 0.9%. During 2024, the performance of this indicator was somewhat uneven and heterogeneous depending on each sector of the economy. While energy (favored by the development of Vaca Muerta) and mining showed the most significant increases, construction, industry and commerce fell compared to 2023.

•The December 2024 Wage Index recorded a year-on-year increase of 145.5%. It is important to highlight the disparity shown by the wage evolution of private workers, compared to state workers and unregistered wages. Something similar has occurred with the unemployment rate, which rose to 6.9% in the third quarter of 2024.

•BCRA reserves remained under pressure despite measures implemented to accelerate the inflow of foreign currency. As of December 31, 2024, net reserves reached US$29,612 million, from US$23,073 million in December 2023.

•The trade balance for 2024 was in surplus by US$ 18,899 million, having been in deficit by US$ 6,925 million in 2023. This was mainly driven bythe increase in agricultural and energy exports and the decrease in imports.

•Since the first month of management, Javier Milei's government has managed to reverse the fiscal deficit, achieving for the first time in 14 years a primary and financial surplus. In this regard, the financial surplus was $1.8 trillion, equivalent to 0.3% of GDP. Meanwhile, the primary surplus reached 1.8% of GDP. This was achieved thanks to a 27% reduction in primary expenditures.

On December 10, 2023, a new administration took office, marking a change in the economic, political, and international direction the country was taking. At the time of its inauguration, unfavorable macroeconomic conditions and uncertainty regarding the political governability of the new administration led to the adoption of a series of measures within the framework of an emergency scheme aimed at eliminating the fiscal deficit (via a strong fiscal adjustment), reducing monetary issuance to zero by the BCRA (with the consequent drop in inflation), and readjusting relative prices, especially for public services.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Along with these measures, the government formalized a series of reforms, including the decree deregulating the Argentine state, the tax law and perhaps the most relevant of all, the submission to the National Congress of the text of the Ley Bases. After six months of debate in the National Congress, on June 28, 2024, the Chamber of Deputies approved the final text of the Basic Law, which had previously received partial approval from the Senate. Among other issues, the Basic Law includes:

•The declaration of public emergency in administrative, economic, financial and energy matters for a period of one year.

•Changes in the calculation of income tax for individuals, in the single tax regime, personal property and money laundering.

•The privatization, whether total or partial, of certain companies and corporations that are wholly or majority owned by the national State is authorized.

•A Large Investment Incentive Regime (“RIGI”) for projects that meet certain conditions. The RIGI is a regime that grants tax, customs and exchange benefits with the aim of increasing the level of private investment in the economy.

•A reform of the labor and retirement system.

•The amendment to the Natural Gas Law N° 24,076 in order to, among other things, allow the extension of the License for an additional period of 20 years (as opposed to the 10-year extension originally established).

•Amendments to Hydrocarbons Law N° 17,319 to provide legal certainty for Argentinas´ energy development and ensure free trade and competition.

The Ley Bases has been challenged by various sectors of the economy and the political spectrum and has been challenged in court, however, this is of utmost importance for the economic and institutional restructuring and recovery of the country.

Although some of the reforms proposed by the Ley Bases have already been implemented, others are in the process of being regulated and discussed by the legislature. For this reason, at the date of issue of the Report, it is not possible to foresee the impact that the Ley Bases and the fiscal package could have on the results, financial situation and cash flow of the Company. However, given the financial situation of tgs, it is estimated that it will be able to continue to meet its financial commitments in the near future.

The context of volatility and uncertainty continues at the date of issue of these consolidated financial statements. Government measures already implemented, or those that may be implemented in the future, could eventually affect the results of operations, financial situation and assets of the Company.

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

The Company's financial statements must be read in light of these circumstances.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 in compliance with the provisions of CNV Rules.

Its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A.U. (Liquidated) (“CTG”) its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

For more information on the liquidation of the subsidiary CTG, see Note 4.b.1) “Significant Accounting Policies – Subsidiaries” to these consolidated financial statements.

These consolidated financial statements were approved and authorized for issuance by the Company´s Board of Directors on February 27, 2025.

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS Accounting Standards”.

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 amended by Resolution N° 29 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the IFRS Accounting Standards issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements have been stated in thousands of Argentine pesos (“Ps.”) which is the functional currency of the Company, unless otherwise stated, and restated to reflect the effects of inflation as indicated in Note 4.d).

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.SIGNIFICANT ACCOUNTING POLICIES

4.a) New IFRS accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2024 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2024 and that have not had an impact on the Company’s consolidated financial statements are the following:

Supplier finance arrangements – Amendments to IAS 7 “Statement of cash flows” and IFRS Accounting standard 7 “Financial instruments – Disclosure”

In May 2023, the IASB has issued new reporting requirements on supplier financing arrangements. The modifications include new requirements for qualitative and quantitative information regarding financing agreements with financial providers that allow evaluating the effects of these agreements on liabilities, cash flows and exposure to liquidity risk.

Supplier financing arrangements are those characterized by: (i) a financial provider paying the amount that an entity owes to its commercial supplier and (ii) the entity pays the financial provider, according to the terms of the agreement.

The application of this accounting standard did not have a significant impact on the Company´s consolidated financial statements.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants

Amendments made to IAS 1 clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (for example, the receipt of a waiver or a breach of covenant that an entity is required to comply with only after the reporting period).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either on or before the reporting date, this needs to be considered in the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The application of this accounting standard did not have significant impact on the Company´s consolidated financial statements.

Amendments to IFRS Accounting standard 16 – Lease liability in sale and leaseback

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS Accounting standard 16 - Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The amendments are applicable for annual periods beginning on or after January 1, 2024. Early application is permitted. Allows application to transactions made after the date of initial application of the amendment.

The application of this accounting standard did not have significant impact on the Company´s consolidated financial statements.

4.a.2) New IFRS Accounting standards issued that are not yet effective for the year beginning January 1, 2024.

The IFRS accounting standards that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2024, are listed below.

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which indicates that the early application of IFRS and/or its modifications will not be admitted, unless the CNV specifically admits it.

IAS 21 “Effects of variations in foreign currency exchange rates” – Lack of exchangeability

On August 15, 2023, the IASB issued the modification to IAS 21 called “Lack of exchangeability” to provide guidelines in the latter case. The amendment requires entities to apply a consistent approach to evaluating whether a currency can be exchanged for another currency, and if not, determining the exchange rate to use for measurement purposes and the disclosures that need to be provided in its financial statements.

Once the absence of exchangeability between currencies has been identified, the exchange rate must be estimated that represents that which would be obtained in an orderly transaction between market participants and that reflects economic conditions. These modifications do not specify a methodology for estimating the exchange rate to be used, but rather it must be developed by each entity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted.

IFRS Accounting Standard 18 - Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.

The key new concepts introduced in IFRS Accounting Standard 18 relate to:

•the structure of the statement of profit or loss with defined subtotals;

•requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss

•required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

•enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS Accounting Standard 19 - Subsidiaries without Public Accountability: Disclosures

IFRS Accounting Standard 19, published by the IASB, focuses on financial reporting by non-public interest subsidiaries. This standard allows these subsidiaries to disclose reduced information compared to other IFRSs, which simplifies the preparation of their financial statements and reduces costs, while maintaining the usefulness of the information for users.

A subsidiary is eligible if:

•it does not have public accountability; and

•it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted.

Amendments to IFRS Accounting Standards 9 and 7 - Classification and measurement of financial instruments

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (iii) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (iv) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and profit or loss from transactions between group companies are eliminated. Unrealized profit or loss are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2024 is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

For consolidation purposes for the year ended December 31, 2024, the financial statements of Telcosur have been used at those dates.

The subsidiary CTG (Liquidated) does not record operations or significant assets and liabilities as of December 31, 2023. It was dissolved on December 31, 2024, having conducted no operations during the 2024 fiscal year.

Detailed data reflecting subsidiary control as of December 31, 2023 is as follows:

On June 29, 2023, TGSLatam Energía S.A. was dissolved, and its dissolution, liquidation and cancellation of registration was registered on July 3, 2023. Therefore, as of December 31, 2024 and 2023, these financial statements do not contain the consolidation of this company. As of December 31, 2022, the Company has used the financial statements of TGSLatam as of that date.

Detailed data reflecting subsidiary control as of December 31, 2022 is as follows:

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2024, of Gas Link S.A. (“Link”) and Transporte y Servicios de Gas en Uruguay S.A. (Liquidated) (“TGU”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2024, of Link from this date to December 31, 2024.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In the table below, associate is disclosed, together with the percentage of shareholding and voting as of December 31, 2024:

As of December 31, 2022, the Company additionally considered its 49% interest in EGS, company that was liquidated in March 2023.

As of December 31, 2023, the Company additionally considered its 49% interest in TGU, company that was liquidated as of December 26, 2024.

4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included “IFRS in Accounting standard 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company. For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency restated to reflect the effects of inflation as indicated in Note 4.d). Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at reporting date exchange rates, are recorded in the Statement of Comprehensive Income within financial income and financial expenses, as appropriate.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.c.3) Associates

The functional currency of the associate company TGU was the US dollar, because it was the currency in which it substantially generated its income and incurred its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

On December 26, 2024, said company was liquidated, so no balances are recorded for it as of December 31, 2024.

4.d) Restatement to current currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2024, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2024 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("WPI"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 117.8%, 211.40% and 94.79% in the years ended December 31, 2024, 2023 and 2022 respectively.

4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2023 and 2022, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. The non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the Statement of Cash Flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

i.Financial assets subsequently measured at amortized cost, and

ii.Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets measured at amortized cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets measured at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

As of December 31, 2024 and 2023, the Company has not recognized any financial assets under this category.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2024 and 2023, the Company has not recognized any financial assets under this category.

Financial assets measured at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h).

4.e.2) Financial liabilities

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are initially recognized at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities measured at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2024 and 2023, there are no instruments classified in this category.

Financial liabilities measured at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2024 and 2023, all of the Company’s financial liabilities were classified in this category.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial income / expenses” in the Statement of Comprehensive Income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS Accounting Standard 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

19

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h) Trade receivables, contract assets and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

If an impairment loss is recognized, the book amount of the asset is reduced through a provision account and the amount of the loss is recognized in the Statement of Comprehensive Income at the time it occurs. If in subsequent periods the amount of the impairment loss decreases, the reverse of the same is also recorded in the Statement of Comprehensive Income.

4.i) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j) Property, plant and equipment (“PPE”)

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d. Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline

20

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

replacement and recoating, and the facilities affected to the Liquids Production and Commercialization and Midstream segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the years ended December 31, 2024 and 2023, there have not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

21

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2024 and 2023, the book value of PPE did not exceed its recoverable value.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the individual asset or CGU since the last time an impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of applicable depreciation, if an impairment loss had not been recognized for that asset or CGU in prior periods. Such a reversal is recognized in the income statement on the same line item in which the respective impairment charge was previously recognized, unless the asset is carried at its revalued amount, in which case the reversal is treated similarly to a revaluation increase.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

Considering the current terms and conditions of the License, tgs concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS Accounting Standards in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos - “BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;

b) Variable lease payments;

c) Amounts expected to be collected as a guarantee of the residual value;

d) The exercise price of the lease option; and

e) Penalty payments for termination of the lease.

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;

b) Any lease payments made on or before the commencement date less any lease incentives received;

c) Any initial direct costs; and

d) Restoration costs

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payables are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n) Income tax and deferred income tax

23

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2024, 2023, and 2022, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date (See Note 14).

On December 29, 2017, the National Executive Branch promulgated Law No. 27,430 (the “Law 27630”) on Tax Reform. It has introduced several changes to the text of the Income Tax Law. Law 27630 establishes a new treatment with the application of the following scale, updated for the years beginning on January 1, 2023, maintaining the 7% rate on dividends.

Accumulated taxable net profit		Will pay $	More than %	On the surplus of $
More than $	to $
$0	$34,703,523	$0	25%	$0
$34,703,523	$347,035,231	$8,675,881	30%	$34,703,523
$347,035,231	On forward	$102,375,393	35%	$347,035,231

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with customers

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, tgs recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids, and (ii) other liquid services.

Liquids Production and Commercialization in the domestic market

In the domestic market, tgs sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17.b) - Regulatory framework – Regulatory framework for non-regulated segments - to these consolidated financial statements.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the Secretary of Energy based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold.

For both domestic and foreign market sales, tgs transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Midstream

The services included in the Midstream segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between Telcosur and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

26

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Government grants

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Government grants are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the Statement of Comprehensive Income.

4.r) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

4.s) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d) and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any

27

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

4.t) Basic and diluted earnings per share

Earnings per share as of December 31, 2024, 2023 and 2022 were calculated as follows:

As of December 31, 2024, 2023 and 2022, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2024, 2023 and 2022 matches the diluted net income per share.

5.CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

28

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.a) Impairment of PPE

As mentioned in Note 4.j), management periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. A test is performed to evaluate the existence of a PPE impairment, or the reversal of a previous impairment, when significant changes occurring during the period, or that will take place in the near future, indicate that the recoverable value of the PPE amounts may be affected. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Management considers each business segment as a CGU.

When assessing whether an impairment indicator may exist, tgs evaluates both internal and external sources of information, such as the following:

•Whether significant decreases in the market values of PPE elements took place.

•Whether prices of the main products and services that are marketed decreased.

•Whether significant changes in the regulatory framework were introduced.

•Whether operating costs suffered a materially increase.

•Whether evidence of obsolescence or physical damage has occurred.

•Whether the macroeconomic situation in which tgs carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina's economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment, which led to the recognition of an impairment of PPE in the fiscal year ended December 31, 2020.

Effective from April 1, 2024, ENARGAS granted a 675% tariff increase and successive monthly increases, and the necessary steps were also taken to complete the Five-Year Tariff Review (“RQT”), whose public hearing was held on February 6, 2025 (see Notes 1 and 17). Therefore, as of December 31, 2024, the cash flows used to determine the recoverable value (value in use) of the CGU related to the Natural Gas Transportation segment were re-estimated.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the adjustment of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: discount rate, estimates of future tariff adjustments and the recognition of cost adjustments and expected macroeconomic variables such as inflation and foreign exchange rates. The discount rate is based on a weighted average cost of capital ("WACC").

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the transitional tariff increase to be granted until the new RQT is concluded, (iv) Management´s expectation of the outcome of the new RQT process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

Management has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

a)Base scenario: probability of occurrence assigned 70%.

b)Optimistic scenario: probability of occurrence assigned 10%.

c)   Pessimistic scenario: probability of occurrence assigned 20%.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company´s Management has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2024, the Company´s Management has estimated that the book value of the assets comprising the natural gas transportation cash-generating unit is lower than its recoverable amount, therefore, a reversal of impairment charge was recorded on property, plant, and equipment of 39,625,359 within the categories 'Pipelines,' 'Compressor Plants,' 'Other Industrial Plants,' 'Pressure Regulation and/or Measurement Stations,' and 'Other Technical Installations,' and was charged under 'Reversal of Impairment of Property, Plant, and Equipment' in the consolidated statement of comprehensive income for the year ended December 31, 2024. After recognizing the aforementioned reversal of impairment, the book value of the natural gas transportation CGU amounted to Ps. 1,275,874,822.

The estimated recoverable amounts of PPE items are sensitive to significant variation in the assumptions applied. In either case, there can be no assurance with certainty that the actual cash flows arising from these circumstances will be in line with the assumptions applied in determining the values in use. Therefore, significant differences could arise in the future in relation to the estimated values in use.

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

6.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Cash Flow Statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2024, 2023 and 2022 are presented below:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Note 13 to these consolidated financial statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting standard 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

As of December 31, 2023, the Company changed the name of the Other Services business segment to Midstream. This modification does not alter the criteria for assigning income, costs, expenses, assets and liabilities adopted in the past or the comparative information presented.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization business segment is regulated by the SE.

Non-current assets are mostly located in the entity´s country of domicile.

Detailed information on each business segment for the years ended December 31, 2024, 2023 and 2022 is disclosed below:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

8.a) Other receivables

8.b) Trade receivables

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

8.c) Cash and cash equivalents

8.d) Contract liabilities

During 2024, 2023 and 2022 financial years, the Company recognized Ps. 8,153,926, Ps. 8,899,978 and Ps. 3,187,073, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2053.

8.e) Other payables

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.f) Taxes payables

8.g) Trade payables

8.h) Revenues

Disaggregation of revenues of goods and services

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information of revenues on each business segment for the years ended December 31, 2024, 2023 and 2022 is disclosed below:

➢Natural Gas Transportation:

➢Liquids Production and Commercialization:

➢Midstream:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.i) Net cost of sales

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2024, 2023 and 2022

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

38

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

39

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.k) Net financial results

In accordance with IAS 29, the Company has opted to present the (loss) / gain on net monetary position included in the financial results, and in a single line. The presentation made by the Company implies that the nominal magnitudes of the financial results have been restated by inflation. This means that the real magnitudes of the financial results are different from the components of the financial results previously presented.

8.l) Other operating results, net

8.m) Financial assets at amortized cost

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.n) Financial assets at fair value through profit or loss

8.o) Payroll and social security taxes payable

9.INVESTMENTS IN ASSOCIATES

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.JOINT ARRANGEMENTS

tgs jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. tgs consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the Statements of Financial Position related to the Company's participation in the UT as of December 31, 2024 and 2023 and its results as of December 31, 2024, 2023 and 2022 is the following:

11.SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

44

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following is the composition of the resulting net value of Property, plant and equipment as of December 31, 2024 and 2023:

As of December 31, 2024 and 2023, Property, plant and equipment contains the following assets for right of use:

The depreciations recorded in the years 2024, 2023 and 2022 of the right-of-use assets correspond to the following:

The right to use these assets expires in September 2026 and December 2027.

13.LOANS

Short-term and long-term loans as of December 31, 2024 and 2023 comprise the following:

Loans are totally denominated in US dollars.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The activity of the loans as of December 31, 2024, 2023, and 2022 is the following:

During the year ended December 31, 2024, the Company incurred new bank loans of Ps. 65,800,369. Additionally, bank loans repayments were made for Ps. 106,597,626.

The maturities of current and non-current financial debt, net of issuance expenses, as of December 31, 2024 are as follows:

   Description of the Company's indebtedness as of December 31, 2024

Class 3 Notes (“2031 Notes”)

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The net proceeds from the 2031 Notes were US$ 483,688,800. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Covenants

As of December 31, 2024, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

As of the date of issuance of these Consolidated Financial Statements, the Company and its subsidiaries are in compliance with the covenants established in all of their financial debt.

Bank loans

The following table shows the details of other financial indebtedness as of December 31, 2024:

Currency	Amount	Interest rate	Expiration date
USD	25,422,560	5.97%	Between January and May 2025

All of these loans are guaranteed by time deposits included as “Financial Assets at Current and Non-Current Amortized Cost.”

In March 2022, the subsidiary Telcosur received a loan of US$ 24 million. During the first quarter of 2023, Telcosur managed the extension of the loan's maturity date. As of December 31, 2024, the main terms of this loan were:

Amount in US$	24,000,000
Interest rate	1.5% annual
Amortization date	January 27, 2025
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(1)Included as “Non-current financial assets measured at amortized cost”.

Additionally, on January 23, 2025, Telcosur extended the loan's maturity date to July 28, 2025.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Lease liability

It corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Río Neuquén area. Said agreement was entered into on August 11, 2016, with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of validity of the agreement. contract.

In January 2023, the Company entered into a new lease liability for Ps. 3,918,826. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2024, and their present book value:

14.INCOME TAX AND DEFERRED TAX

Tax adjustment for inflation

Law No. 27,468 establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal years ended December 31, 2024, 2023 and 2022, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the years ended December 31, 2024, 2023 and 2022 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods. As of January 1, 2021, 100% of the adjustment may be deducted/taxed in the year in which the effect is determined.

On November 16, 2022, the Senate of the Nation approved the 2023 budget bill under Law No. 27,701, which already had half a sanction from the Chamber of Deputies.

The 2023 budget law incorporates article 195 to the income tax law establishing that in the event that the adjustment for tax inflation is applicable and a positive adjustment (profits) arises from it, the first and second fiscal years starting on 1 January 2022 inclusive, they may allocate 1/3 in that fiscal period and the remaining 2/3, in equal parts, in the 2 immediately following fiscal periods. For the deferral to be appropriate, it will be necessary for companies to make an investment in the purchase, construction, manufacture, processing or definitive import of fixed assets (except automobiles), during each of the 2 fiscal periods immediately following that of

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

the calculation of the first third of the period in question, for an amount equal to or greater than $30,000,000,000.

As of December 31, 2023, the Company projected investments in PPE in accordance with the requirements mentioned above, determining that the amounts exceed what is established by law.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM.

Extraordinary tax RG N° 5268/2022

On August 16, 2022, RG No. 5268/2022 was published through which the AFIP ordered an extraordinary advance of income tax. The extraordinary advance payment constitutes an additional payment on account to that provided for in the general advance payment regime that can be added to the latter. For fiscal year 2022, the Company paid the AFIP Ps. 22,837,153 for this concept.

Deferred tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the Statement of Comprehensive Income in the years ended December 31, 2024, 2023 and 2022 is as follows:

The analysis of the net deferred tax assets and liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2024, 2023 and 2022 is as follows:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2021, the Company had a specific tax carryforward derived from negative exchange differences for the years 2021 and 2020 generated by financial instruments traded abroad for Ps. 7,974,955. The realization of such tax loss depended on the future generation of taxable financial gains taxed during the statute of limitations period. To determine its recoverability, the Company took into consideration the reversal of the deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it was not possible to estimate as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 794,334 was recognized as of December 31, 2021. During the year ended on December 31, 2022, the tax loss carryforward was totally recovered.

Below is a reconciliation between the income tax charged to results for the years ended December 31, 2024, 2023 and 2022 and that which would result from applying the current tax rate on net income before income tax for the exercise:

15.EVOLUTION OF PROVISIONS

Provisions are included in current liabilities.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.FINANCIAL RISK MANAGEMENT

16.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Risk associated with exchange rates

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2024, 2023 and 2022. Total operating cost denominated in Argentine Pesos accounted for 74%, 81% and 83% for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, 2023 and 2022, 44%, 35% and 35% of total revenues are denominated in Argentine, respectively.

tgs' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs'

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term.

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2024, 81% of the Company's fund placements are denominated in U.S. dollars.

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net asset / liability position as of December 31, 2024 and 2023, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax income / (loss) of Ps. 10,758,875 and (Ps. 13,625,470), respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

In order to mitigate the exchange rate risk, during fiscal year 2024, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. tgs' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2024 and 2023 fiscal years the Company has maintained an asset net monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items. In the fiscal year 2022, the Company maintained a liability net monetary position, resulting a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2024 and 2023:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization business segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Secretary of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs' profitability.

Based on volume of sales for the years ended December 31, 2024, 2023 and 2022, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 19,611,268, Ps. 29,490,323 and Ps. 21,749,155, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2024 and 2023, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

Likewise, as of December 31, 2024 and 2023, the Company has credits for government grants for Ps. 10,881,706 and Ps. 10,182,355, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2024, 2023 and 2022 and the revenues receivable balances (net of allowances) as of December 31, 2024 and 2023 are set forth below:

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2024, 2023 and 2022 and revenues receivable balances (net of allowances) as of December 31, 2024 and 2023 are set forth below:

The amounts of Midstream revenues made to major customers during the years ended December 31, 2024, 2023 and 2022 and revenues receivable balances (net of allowances) as of December 31, 2024 and 2023 are set forth below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets measured at amortized cost.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2024 and 2023:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2024 and 2023. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.6 Capital management risk

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2024 and 2023, the gearing ratio was as follows:

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS Accounting Standards 7, IAS 32 and IFRS Accounting Standards 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

The categorization of financial assets and liabilities as of December 31, 2024 and 2023 is included below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS Accounting Standard 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2024 and 2023, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2024 and 2023:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2024, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes at December 31, 2024, based on their quoted market price:

17. REGULATORY FRAMEWORK

a.Regulatory framework of the Natural Gas Transportation Segment

General Aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

tgs´ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Although the License expires in December 2027, it can be extended by the Executive Branch for an additional period of 10 years, provided that certain technical conditions established in it are met. Furthermore, in accordance with the regulations of the Ley Bases, the mentioned 10-year period is extended to 20 years.

On September 8, 2023, the Company submitted to ENARGAS the request to initiate the procedure contemplated in Article 6 of the Natural Gas Law No. 24,076 for the renewal of the License. On June 13, 2024, ENARGAS issued a technical and legal report indicating that

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

the Company has fully complied with its obligations regarding the License. The aforementioned report allows the ENARGAS controller, after the non-binding public hearing held on October 21, 2024, to issue its recommendation report to be submitted to the PEN, which could ultimately issue the decree granting the required extension of the License. Following this submission of the ENARGAS recommendation, the PEN may issue the decree granting the extension of the License within 120 business days.

As of the date of issuance of these Financial Statements, the PEN decree is still pending issuance, which is estimated to be issued during the first half of 2025 after the various public bodies have been involved.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by tgs had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

Following the enactment of the Public Emergency Law, the adjustment clauses for tariffs based on the value of the US dollar and those based on foreign price indexes, as well as any other indexing mechanism, were eliminated. Additionally, the law established an exchange rate of one Argentine peso equal to one US dollar for tariffs and granted the Executive Branch power to renegotiate public service contracts with the licensee companies according to certain criteria established therein. The law, after successive extensions, expired on December 31, 2017.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

After being approved by the various intervening government agencies and the National Congress, the 2017 Integral Agreement signed on March 30, 2017 was ratified on March 27, 2018, through Decree No. 250/2018 (the “Decree 250”) of the Executive Branch. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•tgs and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

Semi-annual tariff increase

As mentioned above, following the completion of the RTI process, the Company is granted the right to receive a semi-annual tariff adjustment, which is subject to the authorization of ENARGAS.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by tgs in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to tgs tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020, subsequently modified by Resolution No. 751/2019 by which it was postponed until February 1, 2020. This deferral also meant that the Company has adapted, in equal proportion to the income that is not received, the execution of the Five-Year Investment Plan.

Following the enactment of the Solidarity Law, the national government announced its intention to suspend tariff adjustments for public services for the transportation and distribution of natural gas and electricity under federal jurisdiction for 180 days, in order to initiate a process of renegotiation of the RTI, or to initiate an extraordinary tariff review. On June 18, 2020, the PEN promulgated Decree of Necessity and Urgency No. 543/20, through which the tariff freeze established by the Solidarity Law was extended for another 180 calendar days.

On December 16, 2020, Decree of Necessity and Urgency No. 1,020/2020 (“Decree 1,020”) was issued, through which the start of the renegotiation of the RTI concluded in 2018 within the framework of the Solidarity Law was determined.

According to that decree, the renegotiation period could not exceed 2 years from the date of entry into force. Until then, the current renegotiation agreements were suspended. Said renegotiation remained in the power of ENARGAS ad-referendum of the PEN. The

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

renegotiation process was extended on successive occasions, the last of which was until July 9, 2025.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,023/2024 (“Decree 1,023”).

On March 16, 2021, the public hearing convened by ENARGAS was held for the purposes of considering the Transitional Tariff Regime (“RTT”) in accordance with the provisions of Decree 1,020. In this regard, tgs, without renouncing the full percentage of tariff recomposition that corresponds to it, alternatively presented at this hearing a proposal for a tariff increase calculated by 58.6%, as of April 1, 2021. It was calculated based on the financial needs to meet the operating and financial costs, capital investments and taxes, which were calculated considering the evolution of the inflation rate for a period of 12 months from its inception. Such requested increase contemplated only the necessary funds to meet the obligations as a licensee.

Additionally, in such public hearing, tgs denied and dismissed the arguments raised in it that considered that the current natural gas transportation tariff is not fair and reasonable given the alleged existence of serious defects in the administrative acts derived from the processing of the last Regime Comprehensive Tariff (“RTI”) made for tgs.

On April 28, 2021, ENARGAS sent to tgs, a Transitory Agreement Project 2021 within the framework of the provisions of Decree 1,020. Said project provided:

• The non-granting of a temporary tariff increase, keeping the tariff schedules approved by ENARGAS in April 2019 unchanged.

• It established that from May 2021 and until the Definitive Renegotiation Agreement is in force, ENARGAS will proceed to re-calculate the transportation tariffs at that time in force with effect from April 1, 2022.

• It did not establish a mandatory investment plan.

• The prohibition of: (i) distribution of dividends, (ii) an early cancellation of financial and commercial debts contracted with shareholders, and (iii) the acquisition of other companies or granting loans.

On April 30, 2021, through a note sent to that body, tgs stated that, given the context in which it develops its activities and the proposed terms and conditions, it was not feasible for the Company to sign the 2021 Temporary Agreement Project.

On June 2, 2021, ENARGAS issued Resolution No. 149/2021 (the “Resolution 149”) approving an RTT for the year 2021 (the “RTT 2021”) for tgs effective as of that date. On the other hand, the Ministry of Economy and ENARGAS issued Joint Resolution No. 1/2021 where they approved the actions taken in the renegotiation process developed by ENARGAS in the terms of Decree No. 1020/2020, indicating that it was not feasible to arrive to an agreement on a transitional tariff adjustment.

In July 2021, tgs filed appeals for reconsideration with the PEN, the Ministry of Economy of the Nation and ENARGAS with an appeal or hierarchical subsidy in accordance with the respective powers of each of these bodies in the dictation of the entire regulatory plexus associated with Resolution 149, (Decree 1020/20, Decree 353/21, and Joint Resolution No. 1/2021), requesting that the RTT be declared null and void and the RTI be restored. We recall that the RTT began with Decree 1020/20, which set the guidelines to carry out the renegotiation of the RTI, later issuing Joint Resolution 1/21, which sets the RTT, and Decree 353/21, which approved Joint Resolution 1 /21, and culminates with Resolution 149, which approved the new tariff charts.

The challenges are based on: i) the illegality of Decree 1020 because it does not follow the lines of the delegation provided for in Law 27,541, and as a Decree of Necessity and Urgency it does not comply with the requirements of the Constitution for the issuance of this regulation; ii) the extension of the emergency beyond that provided by Congress; iii) the

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

failure to carry out the tariff renegotiation as provided for in Law 24. 076; iv) the disregard of the principle of fair and reasonable tariffs, and the acquired rights of tgs in the License, the Contractual Adjustment Agreement and the RTI; and v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations, provided by both the Administrative Procedures Law and the Basic Rules of the License.

The restrictions imposed on the management and management of the Company, which have no legal justification, are also questioned, given that the emergency declared by Law No. 27,541 only empowered the National Executive Power to renegotiate the RTI and not the License.

The challenges and the request for reinstatement of the RTI have been made without prejudice to the right of tgs to pay the compensation that corresponds to it for not having complied with the RTI since April 2019.

On November 15, 2021, the Company filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. The purpose of said presentation is to request the compensation that corresponds to tgs for the lack of application of the semi-annual adjustment methodology established in the RTI approved by Resolution 4362 between October 1, 2019 and June 1, 2021.

In addition, payment of compensation for the damages suffered by tgs due to the freezing caused by the failure to apply the six-monthly adjustment methodology established in the RTI in the aforementioned period is requested.

On January 19, 2022, a new public hearing was held, within the framework of ENARGAS Resolution No. 518/2021, whose purpose was to deal with a transitory tariff adjustment within the framework of Decree 1020/2020. In such hearing, with the purpose of reaching a definitive agreement on the renegotiation and recomposing the license economic-financial equation, tgs requested a transitory tariff adjustment applied in two stages for the year 2022 for a total of 106%, due to the evolution of operating costs and the main macroeconomic indicators.

Subsequently, on February 1, 2022, tgs received from ENARGAS a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”) which was approved by our Board of Directors on February 2, 2022 and by the corresponding government agencies on February 18, 2022. The 2022 Transition Agreement includes, in some aspects, similar terms to the 2021 RTT with the particularity that it grants tgs a 60% tariff increase effective as from March 1, 2022 (the “RTT 2022”).

The 2022 Transition Agreement was ratified by the PEN through Decree No. 91/2022, which entered into force as from February 23, 2022. On February 25, 2022, the ENARGAS issued Resolution No. 60/2022 by which it put into effect the tariff schedules that contemplate the RTT 2022.

It should be noted that, in accordance with the provisions of the 2022 Transition Agreement, tgs committed not to initiate new claims, appeals, actions, lawsuits or demands of any kind; and/or to suspend, keep suspended or extend the suspension of all appeals and claims filed that are related in any way to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020.

Under Decrees 1020 and 815, on December 7, 2022, ENARGAS issued Resolution No. 523/2022 which called for a public hearing on January 4, 2023 to, among other issues, consider the transitory adjustment of tariffs for the public natural gas transportation service.

On March 16, 2023, the TGS Board of Directors approved the proposed addendum to the transitional renegotiation agreement (the "2023 Transition Agreement") sent by ENARGAS. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published. current tariffs.

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement and includes:

- As of April 29, 2023, a temporary rate increase of 95% on the natural gas transportation rate and the CAU.

- During its term, tgs could only distribute dividends after requesting authorization from ENARGAS, subject to the approval of the Ministry of Economy.

On December 14, 2023, ENARGAS Resolution No. 704/2023 called for a public hearing to be held on January 8, 2024 in order to consider a temporary tariff adjustment.

On December 16, 2023, decree No. 55/2023 was issued declaring the emergency of the national energy sector until December 31, 2024 which was extended until July 9, 2025 by Decree 1023 of November 19, 2024. Among other issues, this decree: (i) establishes the beginning of the process of Five-year Tariff Review (“RQT”), (ii) the intervention of ENARGAS as of January 1, 2024 and (iii) instructs the Ministry of Energy to issue the necessary standards and procedures for the sanction of market prices for the public transport service of natural gas. Decree 1023 provides that the entry into force of the tariff tables resulting from the tariff review initiated pursuant to the provisions of Decree No. 55/23 may not exceed July 9, 2025.

After the public hearing was held on January 8, 2024 and its validity was declared by ENARGAS, On March 26, 2024, tgs entered the 2024’s Transitional Agreement with the ENARGAS, which provides for a transitional 675% increase in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after Resolution No. 112/2024 (the “Resolution 112”) issued by ENARGAS was published in the Official Gazette. According to Resolution 112, as from May 2024 and until the RTI process is completed, tariffs are adjusted monthly according to the following formula (the "Transitional Adjustment Index"):

- 47.0% adjusted by the Wage Index - Registered Private Sector published by INDEC

- 27.2% adjusted by the Wholesale Price Index (“WPI”)

- 25.8% adjusted by the Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.

To this end, ENARGAS will issue the corresponding monthly resolution adjusting the tariff tables to be applied. On May 9, 2024, ENARGAS notified the licensee companies of the public natural gas transportation and distribution service of the postponement of the monthly tariff adjustment mentioned above.

During the months of May to July 2024, ENARGAS notified tgs that it will postpone the implementation of the monthly tariff adjustment. Likewise, it notified that it will replace the monthly adjustment methodology mentioned above for the remainder of 2024. According to the ENARGAS notification, the monthly tariff increase will be based on the expected inflation to be estimated by the Ministry of Economy for said period.

On July 1, ENARGAS once again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff schedules in effect since April 3, 2024.

During the year 2024 and the elapsed period of 2025, the Company received tariff increases of 675%, 4%, 1%, 2.7%, 3.5%, 3%, 2.5%, and 1.5%, effective from April 3, August 1, September 2, October 1, November 4, December 4, January 1, 2025, and February 1, 2025, respectively.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

It is worth noting that the operation of gas pipelines by tgs requires a high level of investment related to the quality, safety and reliability of the service. This is the reason why it is important to determine the tariff for the public service of natural gas transportation based on a prudent and efficient economic operation, which allows obtaining sufficient income for the provision of a sustainable, safe and reliable service.

In this regard, and within the framework of the RQT process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, published the call for the public hearing held on February 6, 2025, with the purpose of considering, among other issues, the RQT for gas transportation and distribution, and the periodic adjustment methodology for gas transportation and distribution tariffs.

At this hearing, tgs presented, among other aspects, its expenditure and investment plan for the five-year period 2025-2029, the capital base, and the proposed WACC (9.98% real after taxes). Considering the tariff calculation methodology and the mentioned parameters, a tariff increase of 22.7% was requested compared to the tariffs in effect as of January 2025. Additionally, alternatives for the periodic tariff adjustment methodology were presented:

•IPIM, or

•A polynomial formula composed of information published by INDEC:

o30% IPIM,

o40% total registered wage index, and

o30% construction cost index for materials.

As of the date of issuance of these Consolidated Financial Statements, ENARGAS has not issued the corresponding resolution concluding the RQT by granting the tariff increase and providing the framework under which the natural gas transportation activity will be developed during the five-year period 2025-2029. However, at the public hearing, ENARGAS proposed the application of a WACC rate of 7.18% real, after taxes, and a periodic tariff adjustment proposal composed of 50% CPI and 50% IPIM.

b)General framework for non-regulated segments

Domestic market

The Liquids Production and Commercialization and Midstream segments are not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

Within this framework, tgs sells propane and butane production to fractionators at prices determined every six months. On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

During 2024, within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Initially, the payment of compensation to the participating producers of the Households with Bottles Program was established, which was eliminated as of February 2019.

It is noteworthy that on January 24, 2025, the Secretary of Energy issued Resolution No. 15/2025, which, effective from that date, eliminates the maximum sale price set for products provided under the Home Program (with the export parity price published by the SE under Law No. 26,020 being the sale price limit). Additionally, although this resolution maintains the obligation for LPG producers to supply the domestic market, it eliminates the previously existing supply contributions."

Between December 31, 2023 and December 31, 2024, the price increased by 75% due to ENARGAS Resolutions 11 and 216. As of December 31, 2024, the price is $ 420,000/tn.

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

Additionally, the Company participates in the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

Regarding the agreement valid until December 31, 2023, said document was signed on August 18, 2023, which was ratified by the Executive Branch by decree 496/2023 on October 2, 2023. During much of 2024, propane deliveries were made under the terms of the 2023 agreement, in accordance with an instruction from the SE. On November 6, 2024, tgs signed a new Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks, valid until December 31, 2024.

As of December 31, 2024, the Argentine State owes tgs Ps. 10,881,706 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

During 2023, the Company participated, within the framework of Resolution No. 808/2023 of the Ministry of Energy, of the Export Increase Program created by Decree 576/22.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

According to said program, the Company must enter 75% of the value of its exports in foreign currency into the country. The remaining 25% may be settled in pesos through the purchase of negotiable securities. To qualify for the scheme, exports must be settled between October 2 and October 20, 2023, and the effective export date must not be later than November 30, 2023.

Subsequently, said program was extended by Decree No. 28/2023, which also modifies the settlement ratio, which is currently 80% through the MULC and the remaining 20% through sales and purchase operations of negotiable securities.

Decree No. 2,067 / 08 (the “Decree”)

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.a).

On March 28, 2016, the former MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, tgs is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, tgs will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

with the license, tgs will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, tgs will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

i)   that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

ii)   to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

iii)to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

iv)if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

Dedicated Branch

On September 5, 2024, General Resolution No. 19/2024 of the General Inspectorate of Justice ("IGJ Resolution 19/2024") was published in the Official Gazette of the Argentine Republic, by means of which the regulation of the so-called Dedicated Branches for the Large Investment Incentive Regime ("RIGI") provided for in Law No. 27,742, under the terms of its article 170, is established. This regime is designed to attract and encourage large-scale investments, both domestic and foreign, with the aim of boosting the country's economic development.

The RIGI offers fiscal and legal incentives. These include:

• Reduction in the income tax rate, from 35% of the current rate to 25% for the Dedicated Branch.

• Accelerated amortization of assigned assets.

• Early refund of VAT.

• Calculation of 100% of the tax on bank debits and credits.

• Customs and exchange benefits.

On December 2, 2024, the Executive Branch issued Decree No. 1060/2024 (the “Decree 1060”) declaring the private initiative presented by tgs to be of national public interest. This project aims to expand the Perito Moreno Gas Pipeline (formerly the Néstor Kirchner Gas Pipeline) through the construction of 3 new compressor plants and the upgrading of the Tratayén and Saliqueló compressor plants.

The aforementioned works to expand the Perito Moreno Gas Pipeline will be incorporated into the concession duly granted to IEASA, currently ENARSA, by Decree No. 76/2022.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The price of the transport capacity resulting from the expansion, to be paid to the successful bidder, will be the price resulting from the public tender. The law applicable to this work will be governed by the provisions of Law No. 17,319. The resulting incremental capacity may be marketed by the successful bidder to third parties.

Additionally, Decree 1060 includes the express commitment of tgs to carry out the expansion works that are necessary for the final sections of its licensed system, regardless of whether or not it is awarded the public tender to be carried out.

On January 31, 2025, PEN Decree No. 54/2025 established that the Private Initiative presented by tgs will be governed by the contracting system provided in Article 6 of Decree No. 76 of February 11, 2022, which stipulates that ENARSA, with the approval of the Ministry of Economy, may enter into freely negotiated contracts related to transportation capacity with producers and/or shippers for the construction or expansion, in whole or in part, of the Perito Moreno Pipeline. On February 25, 2025, the Ministry of Economy issued Resolution No. 169/2025, delegating to the Secretariat of Energy and ENARSA the responsibility for conducting the bidding process for the Private Initiative. This resolution also establishes a series of guidelines that ENARSA must consider when drafting the tender documents. As of the date of issuance of these Consolidated Financial Statements, the bidding process prompted by the Private Initiative for the award of the new transportation capacity resulting from the expansion project has not yet been launched.

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2024 and 2023 are detailed below:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2024, 2023 and 2022, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADSs”) (registered in the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program was extended until March 22, 2021.

The acquisition cost of the treasury shares in portfolio amounted to Ps. 74,082,856, which, together with the trading premium on treasury shares of Ps. 21,490,781, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20. LEGAL CLAIMS AND OTHER MATTERS

a)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, tgs filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge.

On July 5, 2012, the Court issued in favor of tgs a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company was entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim tgs of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018 or until the issuance of the judgment that resolves the substance of the matter, whichever occurs first.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by tgs in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which tgs requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by tgs, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

Pursuant to the isolation measures adopted by the Argentine Government under the COVID development, the judicial deadlines were suspended from March 20, 2020 until July 21, 2020.

On December 1, 2020, the court granted a new extension of said injunction for a term of 6 months.

On May 14, 2021, tgs was notified of the ruling issued by Chamber I of the Chamber in Contentious-Administrative Matters that (i) has revoked the decision by the Judge of First Instance and (ii) has imposed the costs in both instances in the order caused. tgs considers that it has reasonable arguments to defend its position on the substantive issue raised and, for that reason, it appealed the judgment of the Chamber.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On June 4, 2021, tgs filed an extraordinary federal appeal against the judgment of the Chamber, which was contested by ENARGAS and the National State, and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual debt due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as of April 1, 2016, ENARGAS and the agency in charge of its collection have stopped charging the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found. On December 16, 2024, the file was sent to the Attorney General's Office, with no news received as of the date of issuance of these Financial Statements.

Given the complex procedural instance, the nature of charge 2067, the background information presented in this and other legal cases initiated against charge 2067, at the date of the issuance of these Consolidated Financial Statements it is not possible to make a definitive quantification of the amount that should be pay tgs in the event of not obtaining a favorable ruling from the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by tgs within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to tgs.

b)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2024 and 2023, the total amount of these provisions amounted Ps. 91,087 and Ps. 176,639, respectively.

c)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2024 and 2023, the total amount of these provisions amounted Ps. 330,008 and Ps. 366,714, respectively.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, tgs will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, tgs celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, tgs carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2024, 2023 and 2022 were Ps. 2,672,103, Ps. 3,430,226 and Ps. 2,895,727, respectively.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2024 and 2023 is as follows:

As of December 31, 2024 and 2023, tgs has a balance of Ps. 20,471,497 and Ps. 21,739,106 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2024, 2023 and 2022 is as follows:

Year ended December 31, 2024:

Additionally, during the year ended December 31, 2024, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 131,330,449 which are activated within the balance of advances to suppliers.

Year ended December 31, 2023:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2022:

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2024, the Company had the following contractual commitments:

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2024 (US$ 1.00 = Ps. 1,032.00). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TGU (liquidated):

TGU was a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS held 49% of its common stock and Pampa Energía the remaining 51%.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

EGS (liquidated):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership was distributed between tgs (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects tgs’ main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Since 2012 EGS discontinued its operations, deciding in January 2016 to begin the necessary steps to dissolve EGS. The Extraordinary Shareholders' Meeting of EGS held on March 10, 2016, appointed the liquidator.

The EGS Liquidator Board held on March 31, 2023, reported the Final Distribution Project of the remainder of the liquidation. On June 26, 2023, the Extraordinary General Assembly of EGS approved the final liquidation balance for the irregular fiscal year closed on March 31, 2023 and approved the cancellation of the social registration of EGS before the General Inspection of Justice. As of the date of issuance of these consolidated financial statements, the distribution project was executed by the liquidator. As of the date of issuance of these Consolidated Financial Statements, the IGJ registered the liquidation and canceled it from the registry.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of February 27, 2025, supporting and management documentation related to open tax periods is safeguarded by BANK S.A. at its facilities are located at Ruta Panamericana Km 37.5, Garín, Buenos Aires Province.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

The consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on February 27, 2025. There were no existing significant subsequent events between the closing date of year ended December 31, 2024, and the date of the approval (issuance) of these consolidated financial statements.

      Luis Fallo

Vice-Chairman acting as Chairman

78

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 21, 2025

1